

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR – ANNUAL REPORT
UNDER THE SECURITIES ACT OF 1933
FOR THE FISCAL YEAR ENDED MARCH 31, 2026

Name of Issuer	**Silicon Prairie Holdings, Inc.**
Central Index Key (CIK number)	**0002111112**
Standard Industrial Classification code	**6719 – Holding Companies, NEC**
Legal status of issuer:	
Form	**Corporation**
Jurisdiction of incorporation	**Minnesota**
Date of organization	**January 19, 2017**
Fiscal year end	**March 31**
Physical address of issuer	**2554 Rice Street, Little Canada MN 55113**
Website of Issuer	**https://sphi.io**
Telephone number	**651-645-7550**
Current number of full-time employees	**1**

Financial Highlights ($)	Most recent fiscal year ended Mar 31, 2026	Prior fiscal year ended Mar 31, 2025
Total assets	1,774,131	1,954,550
Cash & cash equivalents	49,097	73,134
Accounts receivable	138,655	76,123
Short-term liabilities	77,981	190,805
Long-term liabilities	141,720	165,830
Revenues	289,381	482,235
Cost of goods sold	-	-
Taxes paid	-	-
Net loss	(271,604)	(195,392)

The date of this Annual Report on Form C-AR is July 31, 2026

ANNUAL REPORT ON FORM C-AR
For the Fiscal Year Ended March 31, 2026

SILICON PRAIRIE HOLDINGS, INC



About This Form C-AR

This Annual Report on Form C-AR, including the cover page and all exhibits attached hereto, (the "Annual Report" or the "Form C-AR") is being furnished by **Silicon Prairie Holdings, Inc.**, a Minnesota corporation (the "Company", "SPHI", "we", "us", or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at abovespace.com no later than 120 days after the end of each fiscal year covered by the report.

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained herein. You should assume that the information contained in this Form C-AR is accurate only as of the date hereof, regardless of the time of delivery. Our business, financial condition, results of operations, and prospects may have changed since such date.

The statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by:
1) Being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended,
2) Filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record,
3) Filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000,
4) The repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or
5) The liquidation or dissolution of the Company.



Table of Contents





Forward Looking Statements

This Form C-AR and any documents incorporated by reference contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate", "estimate", "expect", "project", "plan", "intend", "believe", "may", "should", "can have", "likely", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results and involve risks, uncertainties, and assumptions, many of which are beyond the Company's control. Although the Company believes that its forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect actual operating and financial performance and may cause such to differ materially from that anticipated. Should one or more of these risks or uncertainties materialize, or should any assumptions prove incorrect or change, the Company's actual performance may vary materially from that projected in forward-looking statements.

Any forward-looking statement made by the Company in this Annual Report, or any documents incorporated by reference, speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statement, whether because of new information, future developments, or otherwise, except as may be required by law.

Other Information

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202 in the past.

Additional Information

For inquiries related to the Company's Regulation CF securities activity, please contact David Duccini at 651-645-7550 or david.duccini@sppx.io.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The date of this Annual Report on Form C-AR is July 31, 2026

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.



THE COMPANY

Overview

Silicon Prairie Holdings Inc. (the "Company", "SPHI", "we", "us", or "our") was incorporated in Minnesota on January 19, 2017 and operates in the emerging *captech (cap*ital *tech*nology) space, a new industry that blends the full lifecycle of capital formation, investor relations, and liquidity with information technology.

The Company provides a suite of proprietary software and services that addresses virtually every stage of a company's financial journey, from initial and secondary online capital formation with institutional capital options and investor relations through secondary market liquidity and final exit. Once proven in our own operations, we then "private-label" our technology as a service to other financial institutions including other broker-dealers, funding portals, angel investor groups, and family offices. SPHI also has extensive development expertise in blockchain, asset tokenization, and cryptocurrencies. We plan to become a single-source private capital solution – unifying all stages of the private capital journey from raising money, investing, to exit in a seamless, value-driven cycle.

Our wholly owned subsidiaries and key business lines are as follows:

- **Silicon Prairie Capital Partners LLC** ("SPCP") is a *broker-dealer* registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Formed as Witherspoon Capital Partners, LLC on February 18, 2015 in Delaware, the firm was acquired by SPHI on August 21, 2020 and the name was changed to Silicon Prairie Capital Partners LLC.

  SPCP facilitates the offering of securities through our online funding portal and raises capital via best-efforts private placements of debt and equity with institutional investors and lenders, represents sellers in merger and acquisition transactions, and provides fee-based *MarketBuilder™* securities disclosure and reporting services. In December 2022, after a two-year application process, SPCP received approval from the SEC to operate an *alternative trading system* or "ATS" to match buy and sell orders for secondary sales of private securities. SPCP generates revenue from commissions, advisory fees, and service fees and we specialize in Reg CF, Reg D, and Reg A offerings.

  SPCP is exempt from the requirements of the SEC's Customer Protection Rule (Rule 15c3-3) since it does not take custody of any customer funds or securities but is subject to the Net Capital Rule (Rule 15c3-1) requiring minimum net capital (as defined) of at least $5,000 and a ratio of aggregate indebtedness (as defined) to net capital of less than 15 to 1.

  As of March 31, 2026 and 2025, SPCP had net capital of $20,151 and $22,874, respectively, each of which was greater than the required minimum. As of the same dates, SPCP had no liabilities and was therefore in compliance with the required ratio of aggregate indebtedness. Further, SPHI, SPCP's parent company, is prepared to provide additional capital in the future if needed to meet net capital requirements.

- **Silicon Prairie Registrar & Transfer LLC** ("SPRT"), also known as *capsure™*, was formed in February 2018 as a Minnesota limited liability company and became a fully compliant securities transfer agent registered with, and regulated by, the SEC on March 30, 2018. Transfer agents maintain records of an issuer's securities ownership and determine if shares may be lawfully sold in a secondary transaction, such as *restricted securities* and those held by control persons; in summary, a transfer agent helps issuers manage their "cap tables". They may also handle investor communications and manage



shareholder votes. SPRT generates revenue from onboarding fees, escrow/lockbox services, and fees paid by issuers based on the number of investors tracked. SPRT is subject to annual reporting requirements to the SEC.

- ***Silicon Prairie Portal & Exchange LLC*** ("SPPX"), formed in October 2016, is our proprietary technology platform. SPPX was merged into SPHI effective upon the holding company's formation. Our current products include investment portal software ("Portal-as-a-Service"), an ACH electronic checking transaction system available via an application programing interface ("API"), a smart document automation tool called *Geppetto*™, a lead generation tool entitled *CrowdBuilder*™, and an analytics tool named *PanOpticon*™. In addition to using these tools in our own business, SPPX also licenses them for private label use and are currently servicing six crowdfunding portals, two broker-dealers, and three angel investor groups.

On March 2, 2023, at the 11th edition of the ACG Minnesota[1] BOLD Awards ceremony, SPHI won the award for the Early Stage category from a field of 5 finalists and 30 nominees.



B!
2023
BOLD
AWARDS
ACG Minnesota
Category Winners
SANNEH
Non-Profits
ONCODEA
Cancer Code Innovations
2022 Start-Ups
silicon prairie
Early Stage
enova
Small & Growing
CONCEPT
Advanced Manufacturing Solutions
Middle Market
DIGI
Large & Established

The Company is currently seeking to raise up to $5,000,000 via the sale of our *Series B Simple Agreements for Future Exchange Plus Remarketing* (each, a "B SAFE+R" and collectively, the "B SAFE+Rs") in two offerings – one, the "Reg CF Offering" of up to $1,235,000 managed by Crowdfund My Deal, LLC ("CFMD" or the "Intermediary") and a second under Reg D, Rule 506c of up to $3,765,000 managed by SPCP (the "Rule 506c Offering").

The conversion price of the SAFE+Rs will be equal to the *lower* of (a) a post-money valuation cap of $25 million or (b) a 20% discount to the price of a qualifying equity round as defined. In addition, if an equity financing, liquidity event, or dissolution event, each as defined in the agreement, has not occurred on or before 36 months after closing (the "Option Date"), on, and only on, the Option Date, investors may elect to either extend all provisions of the SAFE+R *except* those relating to the Company's offer to remarket (the "Extension Option") or request

[1] The Association for Corporate Growth's Minnesota chapter has sponsored annual BOLD Awards since 2006 that honor and recognize innovation, bold visions, and inspirational moves made by leaders in the state's business community across six categories - non-profits, start-ups, early stage, small & growing, middle market, and large & established. Founded in 1954, ACG is a business network that operates within 61 local markets worldwide and comprises more than 100,000 middle market professionals who invest in, own, and advise growing companies.



that the Company find another buyer to purchase the SAFE+R from the investor (the "Remarketing Option").

Funds raised in the combined offerings, together with cash from operations, will help the Company expand its current operations over the next 12 to 24 months. Specifically, we intend to:

- Acquire a minority stake of up to 24.9% in a community bank............. up to $1,500,000
- Further develop our proprietary technology...................................... up to $1,000,000
- Build our customer support activity.. up to $1,000,000
- Further invest in our marketing effort ....up to $500,000
- Fund a general corporate purpose and contingency reserve....................up to $550,000
- Pay estimated financing costs ....up to $450,000

Our operating strategy calls for us to develop and use fintech software and tools in our own business and then license it to others for recurring revenue. Adding Modern Banking Services (the final piece of the puzzle) via an equity stake in a community bank is a key component of our strategy as it not only de-risks our ability to efficiently serve our issuers with escrow and funds transfer services but also potentially enhances customer loyalty as a bank affiliation could provide clients with improved access to deposit accounts, lines of credit and loans, and merchant card, bill pay, and payroll services. SPHI also has the banking and technology expertise to enhance the profitability and service revenue of small banks.



Through the date hereof, the Company has raised over $3,418,000 in capital, principally through the founder's investment and the sale of SAFEs and SAFE+Rs. SPHI is led by David V. Duccini, Founder, Chairman of the Board, President, Chief Executive Officer, and Chief Financial Officer. The Company has 6 full-time and 4 part-time independent contractors and is headquartered at 2554 Rice Street, Little Canada MN 55113. Its telephone number is 651-645-7550, its general email address is hello@sppx.io, and its website is https://sphi.io.



Historical Financial Highlights

Silicon Prairie Holdings Inc. & Subsidiaries

In $000s unless otherwise indicated	For & At Years Ended Mar 31,				
	2022 ***internal***	**2023** ***internal***	**2024** ***reviewed***	**2025** ***reviewed***	**2026** ***reviewed***
Operating Statement Data					
SPHI	106	128	186	286	31
SPCP	27	8	52	128	195
SPRT	-	-	19	65	17
SPPX	-	-	6	3	46
Net revenues	133	136	262	482	290
Growth rate	*37%*	*2%*	*93%*	*84%*	*-40%*
Operating income (loss)	(350)	(348)	(63)	(214)	(214)
Operating margin	*-263%*	*-257%*	*-24%*	*-44%*	*-74%*
Net income (loss)	(350)	(348)	(63)	(195)	(272)
Net margin	*-263%*	*-257%*	*-24%*	*-41%*	*-94%*
Balance Sheet Data					
Cash	46	41	46	73	49
Other current assets	3	4	26	76	144
Intangible assets, net	1,214	1,141	1,069	997	924
Other assets	-	-	-	809	657
Total assets	1,262	1,187	1,140	1,955	1,774
Current liabilities	119	149	151	191	78
Non-current liabilities	-	-	-	166	142
Total liabilities	119	149	151	357	220
SAFEs & SAFE+Rs	1,759	1,759	1,759	1,789	1,793
Common equity	125	368	382	1,156	1,432
Retained earnings (deficit)	(741)	(1,089)	(1,152)	(1,347)	(1,670)
Total equity	1,143	1,038	989	1,598	1,554
Total liabilities & equity	1,262	1,187	1,140	1,955	1,774

RISK FACTORS

THE STATEMENTS IN THIS SECTION DESCRIBE SIGNIFICANT RISKS TO OUR BUSINESS AND SHOULD BE CONSIDERED CAREFULLY IN CONJUNCTION WITH THE REST OF THIS DOCUMENT. IN ADDITION, OTHER RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY IMPAIR OUR BUSINESS OPERATIONS. IT IS IMPOSSIBLE TO PREDICT OR IDENTIFY ALL SUCH FACTORS AND, AS A RESULT, YOU SHOULD NOT CONSIDER THE FOLLOWING FACTORS TO BE A COMPLETE DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS.

IN ADDITION, CERTAIN STATEMENTS IN THIS MEMORANDUM INCLUDE "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND INVOLVE UNCERTAINTIES THAT COULD SIGNIFICANTLY IMPACT RESULTS.

FORWARD-LOOKING STATEMENTS GIVE CURRENT EXPECTATIONS OR FORECASTS OF FUTURE EVENTS ABOUT THE COMPANY OR OUR OUTLOOK. YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY THE FACT THEY DO NOT RELATE TO HISTORICAL OR CURRENT FACTS AND BY THE USE OF WORDS SUCH AS "BELIEVE," "EXPECT," "ESTIMATE," "ANTICIPATE," "WILL BE," "SHOULD," "PLAN," "FORECAST," "TARGET," "GUIDE," "PROJECT," "INTEND," "COULD" AND SIMILAR WORDS OR EXPRESSIONS.

FORWARD-LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS AND KNOWN RISKS AND UNCERTAINTIES. ALTHOUGH WE BELIEVE WE HAVE BEEN PRUDENT IN OUR ASSUMPTIONS, ANY OR ALL OF OUR FORWARD-LOOKING STATEMENTS MAY PROVE TO BE INACCURATE AND WE CAN MAKE NO GUARANTEES ABOUT OUR FUTURE PERFORMANCE.

SHOULD KNOWN OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE OR OUR UNDERLYING ASSUMPTIONS PROVE INACCURATE, ACTUAL RESULTS COULD MATERIALLY DIFFER FROM PAST RESULTS OR THOSE ANTICIPATED, ESTIMATED, OR PROJECTED.

WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS, OR OTHERWISE. YOU SHOULD, HOWEVER, CONSULT ANY SUBSEQUENT DISCLOSURES WE MAKE IN OUR FILINGS WITH THE SEC.

THE FOLLOWING IS A CAUTIONARY DISCUSSION OF RISKS, UNCERTAINTIES, AND ASSUMPTIONS THAT WE BELIEVE ARE MATERIAL TO OUR BUSINESS. IN ADDITION TO THOSE DISCUSSED ELSEWHERE IN THIS REPORT, THE FOLLOWING ARE SOME OF THE IMPORTANT FACTORS THAT, INDIVIDUALLY OR IN THE AGGREGATE, WE BELIEVE COULD MAKE OUR ACTUAL RESULTS DIFFER MATERIALLY FROM THOSE DESCRIBED IN ANY FORWARD-LOOKING STATEMENTS.

THE PURCHASE OF OUR SECURITIES IS HIGHLY SPECULATIVE AND INVOLVES A VERY HIGH DEGREE OF RISK. AN INVESTMENT IN THE COMPANY IS SUITABLE ONLY FOR PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. ACCORDINGLY, IN MAKING AN INVESTMENT DECISION WITH RESPECT TO THE COMPANY, INVESTORS SHOULD CAREFULLY CONSIDER ALL MATERIAL RISK FACTORS, INCLUDING THE FOLLOWING, AS WELL AS OTHER INFORMATION SET FORTH HEREIN.

Risks Related to the Company's Business & Financial Condition

1. *A limited market for the products and services we provide currently exists.*

Although we have identified what we believe to be a need in the market for our products and services, there can be no assurance that demand or a market will develop or that we will be able to create a viable business. Our future financial performance will depend, at least in part, upon the introduction and market acceptance of our products and services. Potential customers may be unwilling to accept, utilize, or recommend any of our products and services. If we are unable to commercialize and market our products and services as planned, we may not achieve broad market acceptance or generate significant revenue.

We cannot assure you that we will in fact be successful in developing our business. Further, there can be no assurance that that the time and cost to develop our business will result in profitable operations. If we do not generate sufficient cash flow from operations and sufficient funds are not otherwise available from other sources, the Company may not be able to meet its obligations, grow the business, respond to competitive challenges, or fund its other liquidity and capital needs, which would have a material adverse effect on our business.

2. *To date, we have relied on external financing which may not be available in the future.*

We are an early-stage company and while we are generating some revenue, we rely on external financing to fund our operations. We anticipate that our current cash from operations and securities offerings will be sufficient to satisfy our contemplated cash requirements at least through the next 12 to 24 months assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

The Company depends upon the timely availability of adequate capital to meet its development objectives and business plans. We estimate that additional externally generated investment will be required for us to achieve self-sustaining positive cash flow from operations. We expect capital to be provided by the current and future offerings and subsequent product sales, but there can be no assurance that such will be available or that positive cash flow will ever occur.

Further, there can be no assurance that development and commercial operations will not require additional capital greater than or sooner than currently anticipated. If we are unable to obtain additional capital in the amounts and at the times needed, this may restrict planned development and our rate of growth of sales; limit the Company's ability to take advantage of future opportunities; negatively affect its ability to implement its business strategies and meet its goals; and possibly limit its ability to continue operations. The Company's capital requirements may significantly vary from those currently anticipated. We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, and development activities.

Our future funding requirements will depend on many factors, including but not limited to the following:
- The cost of expanding our operations,
- The financial terms and timing of any collaborations, licensing, or other arrangements into which we may enter,
- The rate of progress and cost of development activities,
- The need to respond to technological changes and increased competition,
- The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,

- Cost and delays in product development that may result from changes in regulatory requirements applicable to our products,
- Sales and marketing efforts to bring these new product candidates to market,
- Unforeseen difficulties in establishing and maintaining an effective sales and distribution network, and
- Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us.

If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or grant licenses on terms that are not favorable to us.

If we raise additional funds by issuing debt, such instruments may provide for rights, preferences, or privileges senior to the SAFE+Rs. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. For example, debt service obligations may adversely affect cash flow. Among others, due to using debt financing, the Company may be subject to:
- The risk that cash flow from operations will be insufficient to meet required payments of principal and interest,
- Restrictive covenants, including covenants relating to certain financial ratios, and
- Interest rate risk.

To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell our SAFE's, SAFE+Rs, preferred stock, common stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell such securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders.

Although the Company anticipates repaying or refinancing any indebtedness when it matures, there can be no assurance that it will be able to do so or that the terms of such refinancing will be favorable. Leverage may impair our ability to obtain additional financing for acquisitions, working capital, capital expenditures, or other purposes or make such financing unavailable on favorable terms. Further, a substantial decrease in operating cash flow or a substantial increase in expenses could make it difficult for us to meet debt service requirements or restrictive covenants, if any, force a sale of assets, or modification of operations.

If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research, development, and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

3. The concentration of our common stock ownership by our current management and certain affiliates will limit your ability to influence corporate matters.

As of the date hereof, our founder, CEO, and sole director owns 100% of our Class A Super Voting Common Stock, the only Common Stock outstanding. Our director and officers as a group beneficially own in the aggregate 72.40% of our fully diluted common and common-equivalents outstanding, assuming the conversion of all SAFEs and SAFE+Rs. As such, these persons can exert significant influence over all corporate activities, including the election or removal of directors and officers and the outcome of tender offers, mergers, proxy contests, or other purchases of our common stock that could give our security holders the opportunity to realize a premium over the then-prevailing market price for their shares. This concentrated control will limit your ability to influence corporate matters and, as a result, we may take actions that you do not view as beneficial. In addition, such concentrated control could discourage others from initiating changes of control. In such cases, the perception of our prospects in the market may be adversely affected and the market price of our common stock may decline.

4. Our recurring losses from operations raise doubt about our ability to continue as a going concern.

SPHI has sustained operating losses in the past, and it is anticipated that such may occur again in the future. The Company's ability to become consistently profitable depends upon success in selling its products and services. There can be no assurance that this will occur. Unanticipated problems and expenses often encountered in offering new products may impact whether the Company is successful. Furthermore, it may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements, and changes to such requirements or other unforeseen difficulties. There can be no assurance that the Company will ever become consistently profitable. If it sustains losses over an extended period, it may be unable to continue in business.

Consequently, there is substantial doubt about the Company's ability to continue as a going concern. The factors considered in this assessment include its lack of profitability, level of revenues, and its need to attract significant funding in order to meet its business objectives. These substantial risks could impair the Company's reputation, damage the brand, and negatively impact operating revenues.

Because of the Company's operating history, it is difficult to accurately assess revenue growth and earnings potential. It is possible that the Company will face the many difficulties typical for early stage companies. These may include, among others: relatively limited financial resources; developing new products; delays in reaching goals; unanticipated start-up costs; potential competition from larger, more established companies; and difficultly recruiting and retaining qualified employees for management and other positions.

The Company may face these and other difficulties in the future, some of which may be beyond its control. If SPHI is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot be assured that its business model and plans will be successful or that it will successfully address any problems that may arise. It is possible that you could lose your entire investment.

5. Our future revenue and operating results are unpredictable.

It is difficult to accurately forecast the Company's revenues and operating results, and they could fluctuate in the future due to many factors. These factors may include: the ability to further develop applications; acceptance of products; the amount and timing of operating costs and capital expenditures; competition from other market participants that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

The potential markets for our products are characterized by rapidly changing technology, evolving industry standards, the introduction of new services and products, and changing customer demands. The Company's success could depend on its ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

6. Risks relating to financial forecasts.

This Annual Report may contain financial projections. These projections are forward-looking statements that involve significant risk and uncertainty. All materials or documents supplied by the Company, including any such *proforma* financials or projections, should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. The financial forecasts provided herein are based upon the assumption of stable economic conditions, various assumptions regarding operations, and the occurrence of certain future events, many of which are outside the Company's control. There is no assurance that actual events will correspond with these assumptions. Actual results for any period may or may not approximate projections and may differ significantly.

CHANGES IN ASSUMPTIONS OR THEIR UNDERLYING FACTS COULD SIGNIFICANTLY AFFECT THE FORECASTS. TO THE EXTENT THAT THE ASSUMED EVENTS DO NOT OCCUR, THE OUTCOME MAY VARY SIGNIFICANTLY FROM THE PROJECTED OUTCOMES. CONSEQUENTLY, THERE CAN BE NO ASSURANCE THAT THE ACTUAL OPERATING RESULTS WILL CORRESPOND TO THE FORECASTS PROVIDED HEREIN. Neither the Company nor any other person or entity makes any representation or warranty as to the future profitability of the Company or of an investment in the SAFE+Rs.

From time to time, we may consider strategic transactions, asset purchases and out- or in-licensing of our products and technologies. The due diligence and negotiation process for such purchases or licensing may be expensive, time-consuming, and complex. Due diligence may involve several evaluated factors including, but not limited to, intellectual property, and personnel. Any new purchase or license may be on terms that are not optimal for us, and we may not be able to maintain any new or existing license if, for example, development of the technology is delayed, sales do not meet expectations, or the licensee terminates the relationship. Any such relationship, or other strategic transaction, may require us to incur non-recurring or other charges, increase our near- and long-term expenditures and pose significant implementation challenges or disrupt our management or business. These transactions may entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected acquisition or integration costs, write-downs of assets or goodwill or impairment charges, and increased amortization expenses.

Accordingly, although there can be no assurance that we will undertake or successfully complete any transactions of the nature described above, any transactions that we do complete may be subject to the foregoing or other risks and have a material adverse effect on our business, results of operations, financial condition, and prospects. Conversely, any failure to enter into any other strategic transaction that would be beneficial to us could delay the development and potential commercialization of our technologies and have a negative impact on our competitiveness.

7. Our markets and operations are subject to high levels of competition.

The markets in which the Company participates are very competitive with many start-up, maturing, and established competitors. We compete with these other businesses based on the quality and price of products and services offered. The industry is characterized by the continual introduction of new concepts and is subject to changing preferences and technologies. New competitors entering our markets could reduce our revenue and operating margins. Any inability to compete successfully with competitors, shifts in customer preferences, or our inability to develop new products or services that appeal to customers may negatively affect revenues.

We face considerable competition with respect to our current services and products as well as those we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Some competitors may have greater financial and other resources, greater name recognition, more experience in the business, or better presence in planned markets than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve market acceptance, and our ability to generate meaningful additional revenues.

8. Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

9. We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technological change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technological changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

10. The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding, and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technological trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

11. We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business or new products and services, we may invest a significant amount of time and resources. Initial timetables for the introduction and development of new lines of business or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

12. If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

13. **_Negative public opinion could damage our reputation and adversely affect our business._**

Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

The success of a business depends, in part, on its brand perception and the customer experience. The Company takes brand perception seriously and intends to reinforce and extend positive brand perception, including by providing a training program for employees to ensure a high quality of customer service. However, any shortcomings in brand building initiatives or business incidents that diminish customer perceptions of the brand could negatively impact revenues. If we overestimate the demand for our services and products or underestimate the popularity of the competition, we may not fully realize the revenues anticipated.

The Company's business, financial condition and results of operations also depend in part on its ability to anticipate, identify, and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make the business less appealing and adversely affect it, including loss of potential revenue. If the Company does not achieve a certain level of revenue, financial performance will be negatively impacted, in which case there may be serious adverse financial consequences.

14. **_Our business and operating results may be impacted by adverse economic conditions._**

General economic factors and conditions in the United States or worldwide, including the general interest rate environment, unemployment rates and residential home values, may affect investor ability and desire to invest. For example, during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. A similar crisis could negatively impact the willingness of investors to participate in our marketplace. Although the U.S. and global economies have shown improvement, the recovery remains modest and uncertain. If present U.S. and global economic uncertainties persist, many of our investors may delay or reduce their investment through our marketplace. Adverse economic conditions could also reduce the number of individuals seeking to invest in our markets. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

15. **_If our payment processors and disbursement partners experience an interruption in service, our business and revenue would be harmed._**

Our payment processors and disbursement partners may experience service outages or an inability to connect with our processing systems. If a payment processor experiences a service outage or service interruption that results in our being unable to collect funds from customers, we could be harmed. We rely on banks and other payment processors and disbursement partners to process transactions. In the event of service outages in the ACH networks, or if our payment processors or disbursement partners were unable to access ACH networks, our business would be harmed.

16.   *Information technology and data privacy risks.*

Costs associated with information security and data privacy – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments.

The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The Company relies heavily on information systems for management of the supply chain, payment of obligations, collection of cash, and other processes and procedures. Our ability to manage the business efficiently and effectively depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses, and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems or a breach in security could result in delays in service and reduce operational efficiency. Remediation of such problems could result in significant, unplanned capital investments.

The Company's business operations require processing and maintaining certain personal, business, and financial information about customers, vendors, and employees. Use of such information is regulated by federal and state laws, as well as certain third-party agreements. If security and information systems are compromised or if employees fail to comply with applicable laws and regulations, and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect the Company's reputation and result in litigation and settlement costs, damage awards, or penalties and fines. As privacy and information security law and regulations change, additional costs may be incurred to ensure compliance.

17.   Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, business partners, and personally identifiable information of our customers in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. However, the expenses associated with protecting our information could reduce our operating margins.

18.   The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities because of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.

We receive, collect, process, transmit, store and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

19.   An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, cyber-attacks and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property.

Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage to us with customers.

20.   Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

21.   We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

The Company's profitability may depend in part on its ability to effectively protect its proprietary rights, including patent protection for its products, maintaining the secrecy of its internal workings, and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others.

There can be no assurance that:
- Any patents will be issued from any pending or future patent applications,
- The scope of any patent protection will be sufficient to provide competitive advantages,
- Any patents the Company has will be held valid if subsequently challenged, or
- Others will not claim rights in or ownership of the Company's patents and its other proprietary rights.

Unauthorized parties may try to copy aspects of the Company's products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. SPHI cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect the Company's intellectual property rights to the same extent as do the laws of the United States.

Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require the Company to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on the Company's business, operating results and financial condition, regardless of the outcome of such litigation.

Our intellectual property is material to conducting business. Our success depends in part on furthering brand recognition using trademarks, service marks, trade secrets, and other proprietary intellectual property, including our name and logos. We have taken efforts to protect our brand, but if our efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the brand or our products may be harmed, which could have a material adverse effect on the business. There are no material claims against us from prior users of intellectual property, but there can be no assurances that we will not encounter any material claims in the future. If this happens, it could harm our image, brands or competitive position and cause us to incur significant penalties and costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

22. If we cannot protect the confidentiality of our trade secrets, our business and competitive position will be harmed.

We consider trade secrets, including confidential and unpatented know-how important to the maintenance of our competitive position. We protect trade secrets and confidential and unpatented know-how, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to such knowledge, such as our employees, consultants, contract manufacturers, advisors, and other third parties. We also enter into confidentiality agreements and may enter into invention or patent assignment agreements with our employees and consultants that obligate them to maintain confidentiality and assign their inventions to us. Despite these efforts, such agreements may not be effective, or any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts in the U.S. and certain foreign jurisdictions are less willing to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we may not have the right to prevent them from using that information to compete with us, and our competitive position would be harmed.

23.   The Company could be negatively impacted if found to have infringed on another's intellectual property rights.

Technology companies, including many of the Company's competitors, frequently engage in litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

24.   Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

25.   We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Our current or future license agreements may not provide the volume or quality of royalty revenue to sustain our business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of technological sources and potential clients to whom we can market our services. Our inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

SPHI may outsource some of its software development processes, and it is possible that the facilities used may be vulnerable to unauthorized access, system failures, and other security problems. Persons who circumvent security measures could cause damage to operations. It may be necessary for the Company to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any such breaches. Although SPHI plans to always utilize industry-standard security measures, these measures may prove to be inadequate and system failures and delays may occur that could have an adverse effect on the Company's financial condition, operating results and cash flow.

Systems and operations are also vulnerable to damage or interruption from human error, natural disasters, power loss, sabotage, computer viruses, intentional acts of vandalism, and similar events. Any system failure that causes an interruption in product or decreases the availability for customers could impair the Company's reputation, damage the brand, and negatively impact operating revenues.

26.   We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

Products and services offered by us are subject to regulation. Regulatory action could substantially increase costs, damage our reputation, and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

27.   Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.

We have devoted time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

28.   The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern."

On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic."

COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected if another such outbreak were to occur. The extent to which an epidemic or pandemic impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by a pandemic or other matters of global concern continue for an extended period, the Company's operations may be materially adversely affected.

29.   We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors, or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

30. **We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.**

Our business and prospects could be materially and adversely affected by the recurrence of a COVID-19 pandemic or other such disease in the future. Material adverse effects could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Risks Related to Our Securities

31. **No guarantee of return on investment.**

Our securities are speculative investments inherently involving a degree of risk, meaning all or part of such investments may be lost. There is no assurance that investors will realize a return on investment or that they will not lose their entire investments. For this reason, each investor should consult with their own attorneys and business advisors prior to making any investment decision.

32. **Certain investors will not become stockholders until conversion into Common Stock.**

Investors in certain of our securities will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how securities are converted, they may never become equity holders of the Company. Investors will not become equity holders of the Company unless it receives a future round of financing large enough to trigger a conversion. In certain instances, such as the sale of the Company, an IPO, or a dissolution or bankruptcy, investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

33. **Lack of distributions or dividends.**

The Company has not paid any dividends or distributions with respect to its outstanding shares and cannot predict when or if such will be paid.

34. **Arbitrary purchase price for SAFEs and SAFE+Rs.**

The purchase price of our securities has been arbitrarily determined and is not the result of arm's-length negotiations. It has been determined primarily by the perceived market value of the Company and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price necessarily reflect current market value. No independent valuation or appraisal of the Company has been prepared. We cannot assure you that the securities could be resold by you at the Offering price or at any other price.

35. Investors will not be entitled to any inspection or information rights.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company. Other security holders may have such rights. This lack of information could put investors at a disadvantage in general and with respect to other security holders.

36. There is no public market for the Company's securities – all are "restricted securities" as defined by the SEC - and will not be freely tradable.

Currently, there is no public trading market for any of the Company's securities, including our Common Stock. Our securities are not listed on any stock exchange or quoted in over-the-counter markets. As a result, any sale, pledge, or transfer of our securities must occur in privately negotiated transactions, and even then, such transactions are subject to compliance with applicable securities laws and any restrictions imposed by the Company's organizational documents. There is no guarantee that these securities can be resold in such transactions or that they will meet the conditions necessary for transfer.

The Company provides no assurance that an active public trading market for its securities will develop at any point in the future. If you purchase our securities, you should be prepared to hold them indefinitely, as liquidity may be extremely limited. Furthermore, there is no assurance that any liquidity event, such as a merger, acquisition, or sale of the Company, will occur or, if it does, that it will provide meaningful liquidity for shareholders.

None of the Company's securities have been, and may never be, registered under the Securities Act or certain applicable state "Blue Sky" or securities laws and consequently they are "restricted securities" and cannot be resold as permitted under the Securities Act and applicable state securities laws, pursuant to registration thereunder, or exemption from such registration.

Additionally, even if the Company were to seek registration of its securities to facilitate resale, legal, commercial, regulatory, market-related, or other factors could prevent such registration. As a result, you may not be able to resell the securities or liquidate your investment, which could result in the loss of part or all of your investment in the Company.

In this regard, for a secondary transfer of your securities in the future to be qualified as an exempt secondary transfer by "private sale", you may not have made a public offer or distribution of them. Note that it is not a "public distribution" if:
a) The securities are posted for sale only on an approved private network or via other means of private, non-public distribution, deemed adequate by SPHI,
b) You have held the securities for at least one year from date of their purchase from the Company, and
c) Your transaction is otherwise in compliance with all applicable laws and regulations.

37. Private placement risks – none of the Company's securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

None of the Company's securities have been registered with the SEC under the Securities Act or with the securities agency of any state and were offered and sold in reliance on exemptions from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements. If the Company fails to comply with the requirements of such an exemption, investors may have the right to rescind their purchases. This might also occur under applicable state securities or "Blue Sky" laws and regulations in states where securities were offered without registration or qualification pursuant to a private offering or other exemption. If enough investors were successful in seeking rescission, the Company would face severe financial demands that would adversely affect the Company as a whole and also the investment in the securities by the remaining investors.

No governmental agency has reviewed or passed upon any offering of the Company, the Company, or any Securities of the Company. The Company has not registered this Offering under the Securities Act in reliance on exemptions from such registration. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

38.   In a dissolution or bankruptcy of the Company, investors will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, holders of SAFE's and SAFR+Rs which have not been converted will be entitled to distributions as if they were common stockholders. This means that investors in such will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stockholders, have been paid in full. If the securities have been converted, investors will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the securities were converted.

39.   Investors will be unable to declare the security in "default" and demand repayment.

Unlike convertible notes and some other securities, SAFE's and SAFE+Rs do not have any "default" provisions upon which investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert such securities upon a future equity financing and investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

40.   The Company may never elect to convert the securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the SAFE's or SAFE+Rs upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the securities nor a liquidity event occurs, investors could be left holding the securities in perpetuity. The securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective investor is encouraged to carefully analyze the risks and merits of an investment in the securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

Risks Related to Governance & Ownership

41.   Because we have broad discretion and flexibility as to the use of the net proceeds from our securities offerings, you may disagree with the ways we use such.

We intend to use the net proceeds of our securities offerings for continuing development, operating expenses, and working capital, but have not allocated specific amounts to any of the foregoing purposes. Our management has significant discretion and flexibility in applying net proceeds and you will be relying on their judgment with respect to use of funds. You will not have the opportunity, as part of your investment decision, to assess whether net proceeds are being used appropriately. It is possible that we may invest proceeds in a way that does not yield a favorable, or any, return for us. Failure to use funds effectively could have a material adverse effect on our business, financial condition, operating results, and cash flow.

Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

42.   The Company's managers are indemnified by the Company.

The Company's organizational documents provide for the indemnification of its managers, and, to the extent permitted by law, eliminate or limit their personal liability to the Company and its stockholders for monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with any securities offerings insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

43.   We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under §404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if it becomes necessary to perform the system and process evaluation, testing, and remediation required to comply with the management certification and auditor attestation requirements of Sarbanes-Oxley.

44.   In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

The Company's future success depends on the continued services and performance of key management, consultants, and advisors. In addition, our future success may further depend on our ability to attract and retain additional key personnel and third-party contractual relationships. If we are unable to attract and retain key personnel and third-party contractors, this could adversely affect our business, financial condition, and operating results.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

Our consultants and advisors may be employed by third parties and may have commitments under contracts with third parties that may limit their availability to us.

45.   The Company is controlled by one person.

Prior to the conversion of any common-equivalents, including our securities, a single person, David V. Duccini, owns 100.0% of the issued and outstanding Common Stock. Subject to any fiduciary duties owed to others under Minnesota law, Mr. Duccini is able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Mr. Duccini may have interests that are different from yours. For example, he may support proposals and actions with which you disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, he could use his influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

While the Company has additional officers and plans to add and train additional staff members, it would suffer irreparable harm if it lost the services of its founder, David V. Duccini, and cannot guarantee the ability to implement the business plan or continue operations if his services were not available.

46.   The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on David V. Duccini who is the Founder, Chairman of the Board, President, Chief Executive Officer, and Chief Financial Officer of the Company. Mr. Duccini is also the Company's chief technological expert and programmer. The Company intends to enter into an employment agreement with Mr. Duccini although there can be no assurance that it will do so or he will continue to be employed by the Company for any period. The loss of Mr. Duccini could harm the Company's business, financial condition, cash flow and results of operations.

47.   Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Mr. Duccini to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to him in the event of his death or disability. Therefore, if he died or became disabled, the Company will not receive any compensation to assist with finding a replacement. The loss of such person could negatively affect the Company and its operations.

48.   Changes to existing accounting rules or regulations may impact future results of operations or financial condition; further, we are subject to income and other taxes such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

We are subject to a variety of federal, state and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, we could have additional tax liability, including interest and penalties, if a taxing authority disagrees with the positions. If material, payment of such additional amounts could have a material impact on finances and results of operations.

Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non- income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO UNCERTAINTIES NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IT IS NOT POSSIBLE TO FORESEE EVERYTHING THAT MAY AFFECT US. MOREOVER, THE COMPANY CANNOT PREDICT WHETHER IT WILL SUCCESSFULLY EXECUTE ITS CURRENT BUSINESS PLAN. IN REVIEWING THIS REPORT, INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS

Operating Strategy

Silicon Prairie Holdings Inc. (the "Company", "SPHI", "we", "us", or "our") was incorporated in Minnesota on January 19, 2017 and operates in the emerging ***captech*** (***cap***ital ***tech***nology) space, a new industry that blends regulated capital formation and management services with information technology.

Today, the Company provides a suite of proprietary software and services that address virtually every stage of a company's financial journey, from initial and secondary online and institutional capital formation and investor relations to secondary market liquidity and final exit. Once proven in our operations, we then "private-label" some of our technology on a software-as-a-service basis to other financial institutions. We plan to become a single-source private capital solution – unifying all stages of the private capital journey from raising money, investing, to exit in a seamless, value-driven cycle.


CAPITAL FORMATION
MODERN BANKING SERVICES
EXIT
silicon prairie
GO PUBLIC
INVESTOR RELATIONS
EXPANSION CAPITAL

Our operating strategy calls for us to develop and use fintech software and tools in our own business and then license it to others for recurring revenue. Adding Modern Banking Services, via an equity stake in a community bank is a key component of our strategy as it not only de-risks our ability to efficiently serve our issuers with escrow and funds transfer services but also potentially enhances customer loyalty as a bank affiliation could provide clients with improved access to deposit accounts, lines of credit and loans, and merchant card, bill pay, and payroll services. SPHI also has the banking and technology expertise to enhance the profitability and service revenue of small banks.

As of the date hereof, via concurrent Reg CF and Rule 506c offerings of $1,235,000 and $3,765,000, respectively, we are raising up to $5,000,000 through the sale of our Series B SAFE+Rs, which will help us expand our current operations over the next 12 to 24 months. With the funds raised in the combined offerings, we intend to:

- Acquire a minority stake of up to 24.9% in a community bank............ up to $1,500,000
- Further develop our proprietary technology..................................... up to $1,000,000
- Build our customer support activity... up to $1,000,000
- Further invest in our marketing effort ....up to $500,000
- Fund a general corporate purpose and contingency reserve....................up to $550,000
- Pay estimated financing costs ....up to $450,000

SPHI first launched as an intrastate investment crowdfunding portal under the Minnesota-based "MNvest" program and expanded nationally in 2018 as an SEC-registered, FINRA-member funding portal. That same year, we formed a transfer agent – SPRT - and in 2020 we acquired a broker-dealer – now SPCP - that allows us to collect success fees on exempt offerings as well as facilitate mergers & acquisitions, and now is the home to our SEC-registered alternative trading system or ATS. In 2021, we acquired Miventure, another funding portal with a unique mobile application.

To date, we have hosted over 100 online "test the waters" and capital campaigns using exemptions including MNvest, Small Corporate Offering Registrations ("SCOR"), Reg A, Reg D, and Reg CF that account for millions raised. We are generalists and concentrate our efforts not by industry but by transaction size. Our investment banking division has provided advisory services to many companies, and our bankers have taken hundreds of millions of transactions to market during their careers. We believe that virtually every company we assist in raising capital is also a candidate for our ATS, especially those using exemptions where they could end up with hundreds if not thousands of investors on their books.

Understanding Capital Markets

U.S. capital markets are the world's largest. As of year-end 2024, they were valued at about $139.8 trillion[2], nearly six times larger than the $24.683 trillion[3] of total assets of the U.S. banking system. Capital markets are critical to the country's success and support job creation, economic growth, and financial stability by efficiently allocating risk and resources. They fund much of our nation's economic activity, supplying over 75% of financing for non-financial corporations. Capital markets facilitate the flow of long-term funds and channel savings into productive investments by connecting **investors**, individuals and institutions with surplus capital, to **issuers**, typically, entities that need funding such as businesses and governments. Further, they provide liquidity for buyers and sellers of securities.

Capital markets may be characterized in multiple ways. **Primary markets** are those where new securities are issued for the first time such as through an initial public offering or IPO, often with the assistance of an intermediary such as a **broker-dealer** or an **investment bank**. In any case, the net proceeds of the transaction go directly to the issuer. In contrast, **secondary markets** are where existing securities are traded among investors to provide liquidity to the seller. Examples include the New York Stock Exchange and Nasdaq

In an **equity market**, investors buy stocks and take ownership stakes in companies. In a **debt** or **fixed income market**, investors act as lenders to corporations, governments such as the U.S. Treasury, states, and municipalities, and other entities in exchange for interest payments and the return of principal.

Public markets are open to a wide range of investors and allow the public to trade securities on exchanges or over-the-counter, often with low minimum investment thresholds. They are highly liquid, meaning assets can be bought and sold quickly and easily. They are heavily regulated by bodies like the SEC and FINRA, requiring stringent and frequent public financial disclosures to protect investors. Issuers typically consist of larger, more established companies and prices fluctuate daily based on market sentiment and news flow.

Private markets involve direct transactions between a limited number of investors and deal with investments not traded on public exchanges, such as private equity, venture capital, and

---

[2] Per the *2025 Capital Markets Fact Book*, page 39, published by SIFMA (Securities Industry and Financial Markets Association). Excludes commercial paper. See SIFMA's annual Fact Book for additional detailed statistics on global and U.S. capital markets.

[3] Value of Total Assets, All Commercial Banks data series as of Dec 31, 2025, retrieved on Jul 20, 2026 from the FRED database operated by the Federal Reserve Bank of St. Louis under the auspices of the Board of Governors of the Federal Reserve System.

private debt. Participation is generally restricted to institutions and high net worth individuals, though some newer or revised regulations like Regulations A, D, and CF offerings have made private opportunities more accessible. Private markets are often illiquid and may require long-term commitments of 5 to 10 years or more with no easy way of selling investments quickly. They also operate with less regulatory oversight and fewer public disclosure requirements, offering more privacy and flexibility to the parties. Issuers often include early-stage or growth companies seeking capital for expansion or buyouts. Private markets may offer the potential for higher returns and increased diversification, as performance is less correlated with public market movements.

U.S. Equity & Debt Outstanding (at year-end, $billions)									
	Equity (note 1)			Debt (note 2)					Capital Markets Total
	Public	Private	Equity Subtotal	Treasuries	Agencies	Corps	Munis	Debt Subtotal	
Dollars									
2015………..	25,068	12,227	37,295	13,192	1,995	7,704	3,887	26,778	64,073
2019………..	34,086	20,555	54,641	16,673	1,726	8,862	3,932	31,194	85,834
2023………..	48,979	29,645	78,625	26,366	1,969	10,728	4,079	43,142	121,766
2024………..	62,186	31,991	94,176	28,276	2,022	11,138	4,197	45,633	139,809
Growth									
'24/'23 chg…	27.0%	7.9%	19.8%	7.2%	2.7%	3.8%	2.9%	5.8%	14.8%
5 yr CAGR…..	12.8%	9.3%	11.5%	11.1%	3.2%	4.7%	1.3%	7.9%	10.2%
10 yr CAGR…	9.5%	10.1%	9.7%	7.9%	0.1%	3.8%	0.8%	5.5%	8.1%

Source: *2025 Capital Markets Fact Book*, published by SIFMA (Securities Industry and Financial Markets Association), July 2025, pg 39

Notes

1 - "Public equities" include those listed on the NYSE and Nasdaq exchanges while "private equities" include closely held common and preferred shares issued by domestic corporations and U.S. purchases of shares issued by foreign corporations.

2 - "Debt" excludes mortgage-backed and asset-backed securities and commercial paper.

While public markets are significantly larger in total capitalization, private markets have been growing at a faster rate as companies stay private for longer. Investors often use a blend of both to optimize portfolio diversification and risk/return profiles.

U.S. capital markets operate under a robust regulatory framework designed to ensure fairness, transparency, and investor protection. Key regulatory bodies include:

- The **Securities and Exchange Commission** *(*the "SEC" or the "Commission") is the primary federal agency responsible for overseeing the securities markets, protecting investors, and ensuring companies disclose relevant information.
- **Financial Industry Regulatory Authority** *(*"FINRA") is a self-regulatory organization operating under the auspices of the SEC that oversees broker-dealers and ensures market integrity.
- The **U.S. Department of the Treasury** and the **Federal Reserve** (the "Treasury" and the "Fed", respectively) play key roles in monitoring financial stability and managing U.S. government debt issuance.

Broker-dealers and investment banks are related but distinct and both play crucial roles in providing market access and liquidity for issuers and investors. A broker-dealer, or "BD", is the designation of a firm or individual that is legally empowered and registered to buy and sell securities, functioning as a broker when it executes trades on behalf of customers and as a dealer when it trades for its own account. BDs may provide services such as retail brokerage, institutional trading, clearing and custody, and market making. The BD revenue model is based on commissions, bid-ask spreads, trading profits, and financing charges. Broker-dealers must be registered with the SEC and be members of FINRA and SIPC and are subject to extensive regulatory requirements, such as maintaining certain levels of capital based on their business plan, adhering to financial reporting standards, and complying with rules regarding customer protection, sales practices, best execution, and anti-fraud measures.

In contrast, investment banks are not a legal or regulatory designation in the U.S. The practice typically resides as a division or subsidiary within a broker-dealer since only broker-dealers may legally transact in securities. Investment banks focus on providing capital markets and advisory services for a fee. Core functions include underwriting (often by purchasing a whole issue of securities for resale to the public), capital raising (public offerings and private placements), research (on the economy and securities), market making (this may overlap with broker-dealer activity), and mergers and acquisitions or "M&A" (helping companies to merge or buy or sell entities or their assets). Although M&A is not generally considered to be a capital market activity, it is a related field within corporate finance.

U.S. Investment Banking Fees Earned on Completed Transactions (for years ended Dec 31, $billions)					
	Merges & acquisitions	Debt capital markets	Equity capital markets	Syndicated lending	Total
Dollars					
2015……………………………	13.4	9.1	7.2	6.5	36.2
2019……………………………	14.8	10.1	5.8	8.2	38.9
2023……………………………	15.3	7.5	4.2	5.5	32.5
2024……………………………	17.5	11.6	6.7	9.0	44.8
Growth					
'24/'23 chg…………………	14.4%	55.8%	59.1%	62.2%	37.8%
5 yr CAGR…………………	3.4%	2.9%	2.9%	1.9%	2.9%
10 yr CAGR…………………	2.7%	2.6%	-0.7%	3.2%	2.2%

Source: *2025 Capital Markets Fact Book*, published by SIFMA (Securities Industry and Financial Markets Association), July 2025, page 73.

Broker-dealers fall into several regulatory categories based on Rule 15c3-1, also known as the "Net Capital Rule". In general, *net capital* is equal to liquid assets - cash, receivables, and marketable securities - less certain liabilities - payables, borrowings, and haircuts on securities. *Aggregate indebtedness* includes all money owed to others except for subordinated loans.

In summary, Rule 15c3-1 states that broker-dealers must maintain *minimum net capital* equal to the *greater* of:
a) A *fixed dollar amount* based on their business ("FA"; see the table below); or
b) A percentage of their *aggregate indebtedness* ("AI").

Any net capital above the minimum requirement is "excess net capital" and may be used for proprietary trading or dividends to owners, subject to certain restrictions. Rule 15c3-1 is about financial stability and customer protection; it forces broker-dealers to maintain sufficient liquid capital relative to their obligations so they can survive financial stress and honor customer transactions.

Each category of BD has different minimum net capital requirements depending on the firm's activities and risks. Below is a breakdown of the main categories.

Minimum Net Capital Requirements for Broker-Dealers			
Broker-Dealer Type	**Description**	**Minimum net capital**	**Calculation basis**
Carrying/Clearing Firms	Carries customer accounts and holds customer funds or securities	$250,000	Greater of FA (a *fixed dollar amount*) or 2% of AI (*aggregate indebtedness*)
Market-Makers	Makes markets or trades for its own account with a dealer exemption	$100,000 - $250,000 or more	1/15 of AI or FA, depending upon activities
Introducing Broker-Dealers	Introduces transactions to a clearing firm but does not carry accounts or hold customer funds or securities	$50,000	Fixed amount
Specialized or Limited BDs			
• Private Placement	May receive customer funds	$50,000	Fixed amount
• Private Placement	Best efforts only; may not handle customer funds	$5,000	Fixed amount
• Introducing Broker-Dealer	Small firms that do not hold customer funds or securities; they just accept orders and route them to clearing firms	$5,000	Fixed amount
• Mutual Fund / Variable Annuity	Sells only mutual funds, variable annuities, or redeemable investment company securities	$5,000	Fixed amount
• Proprietary Trading Firm	Trades only for own account with no dealer activity	$5,000	Fixed amount

As of December 31, 2025, according to [FINRA's 2026 Industry Snapshot](#), published June 2026, there were 3,184 broker-dealers in the U.S., down 2.0% from 3,249 as of 2024 year-end and 19.3% from 3,943 at the end of 2015.

Broker-dealers are also often sized by the number of registered representatives (each an "RR"). Anyone actively involved in a FINRA-registered firm's investment banking or securities business must be registered as a representative with FINRA. To become registered, securities professionals are required to pass qualification exams to demonstrate competence in particular activities. A FINRA-registered representative's duties may include supervision, sales of securities, or training of persons associated with the member firm. The number of registered representatives is the number of individuals with an approved status in the Central Registration Depository ("CRD").

The industry employed nearly 654,000 registered representatives as of the end of 2025, up 0.7% from 2024. Employment by large firms accounted for over 80% of this total.

FINRA Registered Representatives by Firm Size (as of year-end)									
Firm size (note 1)	**2025**		**2024**		**2023**		**2022**		**2021**	
	Total	**Pct**	**Total**	**Pct**	**Total**	**Pct**	**Total**	**Pct**	**Total**	**Pct**
Large……….	540,984	82.7%	530,334	81.7%	528,821	82.1%	524,053	82.3%	510,150	81.5%
Mid-size……	52,564	8.0%	57,764	8.9%	54,763	8.5%	50,885	8.0%	51,004	8.1%
Small……….	60,329	9.2%	61,143	9.4%	60,675	9.4%	62,071	9.7%	64,853	10.4%
Total……….	653,877	100.0%	649,241	100.0%	644,259	100.0%	637,009	100.0%	626,007	100.0%
Y/Y chg…….	0.7%	--	0.8%	--	1.1%	--	1.8%	--	-0.7%	--

Source: *2026 FINRA Industry Snapshot*, page 3.

Notes

1 - Large firm = 500 or more RRs; mid-size firm = 151-499 RRs; small firm = 1-150 RRs.

2 - Registrations by firm size differs from the total number of registrations as individuals registered with multiple firms are counted for each firm and are potentially in multiple size classes depending on the sizes of the employing firms.

3 - The number of registered representatives is the number of individuals with an approved status in the Central Registration Depository (CRD).

FINRA Registered Firms by Number of Registered Representatives (as of year-end)						
Firm size (1)	**Number of Registered Reps**	**Number of firms**				
		2025	**2024**	**2023**	**2022**	**2021**
Large	>1,000………..	82	84	87	91	90
	500-1,000……	73	65	68	74	71
	Subtotal……	155	149	155	165	161
	Pct of total..	4.9%	4.6%	4.7%	4.9%	4.7%
Mid-size	301-499……..	64	72	71	65	63
	151-300………	133	137	127	125	122
	Subtotal……	197	209	198	190	185
	Pct of total..	6.2%	6.4%	6.0%	5.6%	5.5%
Small	101-150……..	104	110	107	103	124
	76-100……….	82	80	70	90	74
	51-75…………	155	143	156	157	175
	41-50…………	90	102	90	98	109
	31-40…………	158	159	157	139	139
	26-30…………	105	108	102	101	111
	21-25…………	151	134	147	155	132
	16-20…………	196	205	213	195	225
	11-15…………	296	328	344	355	364
	<= 10…………	1,495	1,522	1,559	1,630	1,595
	Subtotal……	2,832	2,891	2,945	3,023	3,048
	Pct of total..	88.9%	89.0%	89.3%	89.5%	89.8%
	Total………………………….	3,184	3,249	3,298	3,378	3,394
	Growth rate…………………	-2.0%	-1.5%	-2.4%	-0.5%	-1.2%

Source: *2026 FINRA Industry Snapshot*, page 27.

Notes

1 - Large firm = 500 or more RRs; mid-size firm = 151-499 RRs; small firm = 1-150 RRs.

On October 1, 2018, FINRA announced that it was moving toward an examination and risk monitoring program based on the business models of the firms it oversees. Consequently, it has grouped firms according to the businesses in which they are engaged.

Business Segments of FINRA-Registered Broker-Dealers (as of Dec 2025)						
	Number of Firms (note 1)					
Firm Group & Sub-Group (note 1)	**Small**	**Mid-size**	**Large**	**Total**	**Pct**	**Rank**
Capital Markets & Investment Banking						
M&A & Investment Banking……………………………………	693	11	7	711	22.3%	1
Niche & Other…………………………………………………	69	1	-	70	2.2%	11
Private Placements - Institutional Investors…………………	307	3	1	311	9.8%	2
Product Originator & Wholesaler………………………………	186	49	20	255	8.0%	4
Public Finance…………………………………………………	33	2	-	35	1.1%	19
Clearing & Carrying						
Chaperone, 15a-6 Firms………………………………………	68	1	-	69	2.2%	12
Clearing, Correspondent………………………………………	19	4	2	25	0.8%	21
Clearing, Niche & Other………………………………………	15	-	-	15	0.5%	24
Securities Financing Book……………………………………	24	-	-	24	0.8%	22
Diversified						
Large……………………………………………………………	1	-	12	13	0.4%	25
Medium, Carrying & Clearing…………………………………	7	12	26	45	1.4%	16
Medium, Non-Carrying & Clearing……………………………	3	12	5	20	0.6%	23
Small……………………………………………………………	73	5	1	79	2.5%	9
Retail						
Fintech…………………………………………………………	76	1	1	78	2.4%	10
Private Placements……………………………………………	187	2	1	190	6.0%	7
Public Pooled Investment Vehicles & Variable Annuities………	170	15	24	209	6.6%	6
Mid-Size & Large………………………………………………	2	11	15	28	0.9%	20
Mid-Size & Large, Independent Contractor……………………	5	37	27	69	2.2%	12
Small……………………………………………………………	286	2	-	288	9.0%	3
Small, Independent Contractor………………………………	183	2	-	185	5.8%	8
Retail with Carrying & Clearing Activities……………………	32	2	7	41	1.3%	17
Trading & Execution						
ATS & Electronic Communication Networks (ECN)……………	63	2	-	65	2.0%	15
Institutional Brokerage………………………………………	239	12	2	253	7.9%	5
Proprietary Trading & Market-Making, Large…………………	24	9	4	37	1.2%	18
Proprietary Trading & Market-Making, Medium & Small………	67	2	-	69	2.2%	12
Total………………………………………………………	2,832	197	155	3,184	100.0%	

Source: *2025 FINRA Industry Snapshot*, pages 49 to 52 inclusive.

Notes

1 - The definition of firm size in FINRA's by-laws may differ from business segment definitions, which may consider total assets or total revenue in categorizing a firm.

FINRA registered firms recorded about $777 billion of revenue in 2025, up 7.5% from 2024 and earned almost $115 billion of pre-tax profits, a margin of 14.8%.

FINRA does not publish precise figures for excess net capital, but a reasonable estimate based on the graph below as of year-end 2025 was about $300-325 billion; large firms accounted for the vast majority, totaling $298–305 billion of ~96%. Mid-size and small firms totaled $7-9 billion (<3%) and $4-6 billion (<2%), respectively.

Aggregate Financial Information for FINRA Registered Firms
(for years ended Dec 31, $millions unless otherwise indicated)

	2025	2024	2023	2022	2021
Total revenues........................	776,772	722,264	605,394	421,263	398,544
Total expenses.......................	661,781	636,302	551,750	373,947	306,909
Pre-tax income....................	114,991	85,962	53,644	47,315	91,635
Revenue growth....................	7.5%	19.3%	43.7%	5.7%	10.1%
Pre-tax margin.......................	14.8%	11.9%	8.9%	11.2%	23.0%

Aggregate Excess Net Capital by Firm Size
(at year end, $billions)

Source: Financial and Operational Combined Uniform Single (FOCUS) reports; *2025 FINRA Industry Snapshot*, pages 37 and 38.

Notes
1 - Large firm = 500 or more RRs; mid-size firm = 151-499 RRs; small firm = 1-150 RRs.

The bipartisan legislation known as the *Jumpstart Our Business Startups of 2012* or "JOBS Act" provided new opportunities for companies to raise capital publicly for the first time in nearly 80 years and revised many of the available exemptions from registration. However, it took until 2016 for the regulators to craft rules to govern the application of the laws.

According to *The 2025 State of Investment Crowdfunding*, a report published by Crowdfund Capital Advisors, since its launch in 2016 to year-end 2024, the investment crowdfunding model has reshaped the entrepreneurial landscape, democratizing access to capital and driving economic impact across the nation. Key achievements include:

- Number of issuers 7,894
- Number of offerings 9,376
- U.S. headquarters cities... 2,234
- Funded capital ....over $2.8 billion
- Investors ....over 2.1 million
- Jobs supported ....over 437,000
- Economic stimulus .... more than $27.1 billion injected into the economy
- Enterprise value...just under $100 billion of potential liquidity

Key updates and changes to the rules and regulations due to the JOBS Act include:

- **Regulation A** or "Reg A", often called a "mini-IPO", now allows two offering types – Tier 1 and Tier 2:
  - For *Tier 1* offerings, sales in any 12-month period are limited to $20 million, including no more than $6 million by affiliates of the issuer.
  - Sales for *Tier 2* offerings are limited to $75 million in any 12-month period, including no more than $22.5 million by selling security holders. Additional offering requirements include audited financial statements and limitations on investment by non-accredited investors. Tier 2 issuers are not required to register or qualify their offerings with state securities regulators.

  Certain requirements apply to both tiers, including eligibility criteria and bad actor disqualification provisions. Issuers must file reports with the SEC including an offering statement on Form 1-A as well as annual and semi-annual reports. Note that the SEC's qualification of an offering statement does not constitute approval of the offering's accuracy. Companies using the Reg A exemption may list their securities on a secondary market immediately upon sale.

- **Regulation D** or "Reg D", is a set of rules that provide exemptions from public registration requirements for private placements of securities, allowing companies to raise capital more quickly and with fewer costs than with a public offering. The rules govern which investors can participate and set limits on the amount of money that can be raised, with key exemptions including Rule 504 (up to $10 million in a 12-month period) and Rule 506 (unlimited capital). The JOBS Act added Rule 506c to Reg D and permits public solicitation of, and investments from, accredited investors as defined in Rule 501 (last amended in 2020). Companies must file a notice of sale on Form D with the SEC after the first sale.

- **Regulation Crowdfunding** or "Reg CF" became effective on May 16, 2016 and allows for broad solicitation of both accredited and not-yet-accredited investors. The rules:
  - Allow a company to raise up to $5 million in a 12-month period,
  - Require all transactions to take place online through one SEC and FINRA-registered intermediary, either a broker-dealer or a funding portal,
  - Subject the issuer to certain "bad actor" disqualification provisions,
  - Require certain disclosure filings with the SEC, including an offering statement on Form C as well as annual reports, and
  - Limit the amounts non-accredited investors can invest in a 12-month period; note that any securities purchased generally cannot be resold for one year.

The following table, derived from SEC data, summarizes recent activity in this sector of the private capital markets.

U.S. Exempt Offerings (for years ended Dec 31)			
	Reg D (note 1)	Reg A (note 2)	Reg CF (note 3)	Total
Offerings (count)				
2016……………………………………………	39,481	84	27	39,592
2020……………………………………………	45,840	173	333	46,346
2024……………………………………………	54,510	102	552	55,164
2025……………………………………………	56,254	115	434	56,803
Growth				
'25/'24 chg………………………………………	3.2%	12.7%	-21.4%	19.0%
5 yr CAGR (2025 vs 2020)……………………	4.2%	-7.8%	5.4%	na
10 yr CAGR (2025 vs 2016)…………………	3.6%	3.2%	32.0%	na
Dollars ($billions)				
2016……………………………………………	1,321	0.229	0.008	1,321
2020……………………………………………	1,504	1.420	0.110	1,506
2024……………………………………………	2,148	0.866	0.179	2,149
2025……………………………………………	2,392	1.052	0.207	2,393
Growth				
'25/'24 chg………………………………………	11.4%	21.6%	16.1%	42.7%
5 yr CAGR (2025 vs 2020)……………………	9.7%	-5.8%	13.6%	10.2%
10 yr CAGR (2025 vs 2016)…………………	6.1%	16.5%	38.5%	na

Source: *Market Statistics of Exempt Offerings under Regulations A, D, and Crowdfunding*, published by the Division of Economic and Risk Analysis of the U.S. Securities and Exchange Commission, March 2026.

Notes

1 - Data on Reg D offerings was collected from all Form D filings (new filings and amendments) on EDGAR. The data could underestimate the true amount of capital raised through such offerings because filing a Form D is not a condition for claiming a Reg D safe harbor or exemption and it is possible that some issuers do not file Forms D for offerings relying on Reg D. The amounts listed in the table are based on proceeds reported in Form D filings and filing amendments made during the report period.

2 - For offerings under Reg A, the count is for those newly qualified and includes both Tiers 1 and 2. Dollars raised is based on information reported by companies on Forms 1-Z, 1-K, 1-SA, 1-U, and offering circular supplements pertaining to completed and ongoing Reg A offerings and post-qualification amendments.

3 - For offerings under Reg CF, the number of offerings and proceeds are based on those offerings reporting proceeds, not all of those filed. These amounts represent a lower bound on the amounts raised given the time frames for reporting proceeds following completed or terminated offerings and that offerings qualified during the report period may be ongoing.

In addition to the new rules permitting the offer and sale of securities through crowdfunding as a result of the JOBS Act, the SEC also implemented regulations applicable to both broker-dealers and a new type of intermediary called a "*funding portal*" or simply a "portal". A portals can act as an intermediary in crowdfunding transactions but is prohibited from:

- Offering investment advice or recommendations,
- Soliciting purchases, sales, or offers to buy the securities displayed on its platform,
- Compensating employees, agents, or other persons for such solicitation or based on the sale of securities displayed or referenced on its platform, or
- Holding, managing, possessing, or handling investor funds or securities.

Funding portals began registering with the SEC starting January 29, 2016. Today, there are about 80 registered portals that are members of FINRA, however the space is dominated by about a dozen, and the vast majority of registered platforms have never conducted a successful offering. Only a few, including SPHI, have hosted raises of over $1 million for an individual issuer. Prior to the SEC's revised rules becoming effective, approximately 35 states passed their own intrastate crowdfunding rules, including Minnesota where SPHI continues to operate the longest running portal.

Products & Services

Paths to Capital Formation

In general, the Company offers two paths for issuers seeking to raise capital – crowdfunding and investment banking.

The Company's Online Capital division offers a full stack of options from "friends & family rounds" up to mini-IPOs. Our platform may be used to issue a wide variety of securities including SAFEs and SAFE+Rs, preferred and common stock and limited liability company units, senior and subordinated term debt, convertible notes, and revenue sharing agreements.

Our Investment Banking division offers financial advisory, valuations, and M&A services and places virtually all types of debt and equity financing with institutional and professional investors.

A key question when it comes to raising capital is – "How much do you want to raise?". Typically, intrastate, Reg CF, Rule 506c, and Reg A exemptions are used to raise money from *retail* or *individual investors* while private placements relying on Rules 504 and 506b are most often used for offerings to *institutional investors*, although Rule 506c may be used as well. Registered public offerings are placed with both individual and institutional investors. The following table shows which types of offering are suitable for raising particular amounts.

Offering Type Utilization						
√ = used X = not used	Up to $1m	$1m to <$5m	$5m to <$10m	$10m to <$20m	$20m to <$75m	>$75m
Intrastate (note 1)	√	√	X	X	X	X
SCOR (note 2)	√	√	√	X	X	X
Reg CF	√	√	X	X	X	X
Rule 504	√	√	√	X	X	X
Rule 506b	√	√	√	√	√	√
Rule 506c	X	√	√	√	√	√
Reg A (mini-IPO)	√	√	√	√	√	X
Registered offering/IPO	X	X	X	X	X	√

1. The Company has conducted intrastate crowdfunding offerings in Minnesota and Michigan using the MNvest and MILE exemptions.
2. SCOR (Small Corporate Offering Registration) is a simplified way for small businesses to raise up to $10m in a 12-month period using a uniform state-level filing form known as Form U-7.

For many issuers, the *accredited investor* definition found in Rule 501 of Reg D may determine who is in the pool of potential investors, and hence where to focus marketing effort and, for investors, whether they are eligible to invest. Many federal exemptions limit participation to accredited investors or contain restrictions on participation by non-accredited investors. In general, an accredited investor meets one or more of the following criteria.

Entities that are accredited investors:
- A bank, savings and loan association, insurance company, registered investment company, business development company, or small business investment company or rural business investment company,
- An SEC-registered broker-dealer, SEC- or state-registered investment adviser, or exempt reporting adviser,
- A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets more than $5 million,
- An employee benefit plan within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets more than $5 million,
- A tax-exempt charitable organization, corporation, limited liability company, or partnership with assets of more than $5 million,
- An enterprise in which all the equity owners are accredited investors,
- A trust with assets exceeding $5 million, not formed only to acquire the securities offered, and whose purchases are directed by a person who meets the legal standard of having sufficient knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of the prospective investment, or
- An entity of a type not otherwise qualifying as accredited that owns investments of more than $5 million.

Natural persons that are accredited investors are:
- A director, executive officer, or general partner of the company selling the securities, or any director, executive officer, or general partner of a general partner of that company,
- An individual with a net worth or joint net worth with a spouse or spousal equivalent of at least $1 million, not including the value of his or her primary residence,
- An individual with income exceeding $200,000 in each of the two most recent calendar years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year,
- An individual in good standing holding a general securities representative license (Series 7), an investment adviser representative license (Series 65), or a private securities offerings representative license (Series 82), or
- A knowledgeable employee, as defined in Rule 3c-5(a)(4) under the Investment Company Act, of the issuer of securities where that issuer is a 3(c)(1) or 3(c)(7) private fund, or
- A family office and its family clients if the family office has assets under management in excess of $5 million and whose prospective investments are directed by a person who has such knowledge and experience in financial and business matters that such family office can evaluate the merits and risks of the prospective investment.

Note that while retail investors purchase securities using our platform, they are not *retail customers*[4] of our firm as we do not offer brokerage accounts or services, buy or sell securities on behalf of others, or provide investment advice. Instead, we offer individuals a platform for transactions that are explicitly self-directed and confirmed and we do not control price, timing, or lot size. Our role is as a payment facilitator and recordkeeper; we ensure compliance with financial, securities, and anti-money laundering laws, and secure financial transactions without making investment decisions or recommendations. See our Form CRS for additional details.

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[4] As defined in the context of the SEC's Regulation Best Interest or "Reg BI", a "retail customer" of a broker-dealer is *a natural person, or the legal representative of such natural person, who receives a recommendation of any securities transaction or investment strategy involving securities from a broker-dealer and uses the recommendation primarily for personal, family, or household purposes*. Note that when a retail customer opens or has an existing account with a broker-dealer, the retail customer has a relationship with the broker-dealer and can therefore "use", that is, accept or reject, the broker-dealer's recommendation.

Online Capital

With respect to issuers seeking to raise capital online, the approach of our Online Capital division is a "gates open" model, where any legal business with a clear need for capital, an easy-to-understand business model that demonstrates how it makes money, and a plan to earn a return for investors is welcome to on-board with us and attempt to raise capital. We are agnostic with respect to industry, but we require all clients to be represented by their own securities attorney. Further, we believe that the terms under which a security is sold are up to the issuer and its investors to determine what is reasonable.

To list an offering on our website requires a company to first consult with us to clarify their story, company structure, financial results, fundraising goals, and use of proceeds. In advance of preparing detailed offering materials and accepting investor funds, a potential issuer may elect to "test the waters". This entails preparing and publishing a web page that briefly describes the issuer and the proposed offering, allows the solicitation of non-binding indications of interest (each, an "IOI"), and helps determine how viable an offering is likely to be.

In any case, if the offering appears to be viable, we then coordinate with the issuer and its legal and accounting professionals to produce the documentation required for their specific transaction. We require all clients to be represented by their own securities attorney.

When the due diligence and offering materials have been completed, the appropriate documents are filed with the regulators. Many intrastate and all Reg A Tier 2 transactions require a regulatory review period, but Reg D and CF offerings do not. Once an offering has been deemed effective, our issuers may then begin soliciting and accepting investment commitments.

Since the Company represents issuers and not investors, it is important to note that with respect to online offerings, issuers are solely responsible for marketing the transaction and finding investors. However, we do offer certain tools and third-party referrals to help with the process, including our proprietary *CrowdBuilder* and *Panopticon* systems.

An add-on option to online offerings that many issuers have found attractive is a TigerMark™ D&O (directors and officers) insurance policy, offered by Assurely as managing general agent for Great American Insurance Group of Cincinnati, Ohio, rated A+ (Superior) for financial strength by AM Best and Relm Insurance Ltd of Bermuda, rated A (Exceptional) for financial stability by Demotech.

Assurely was acquired by Equal Parts in June 2025. Equal Parts, an insurance innovation company that uses AI to enhance agency operations, completed the acquisition to expand its services to businesses with complex funding structures, such as those using crowdfunding or non-traditional capital models. This was the second acquisition for Equal Parts, which had previously acquired Lumen Insurance.

A TigerMark policy provides coverage for certain claims made against an insured from investors who allege they have lost some or all of their investment due to specified wrongful conduct. Subject to its terms, conditions, and exclusions, the policy provides coverage for claims against an insured alleging theft of funds, misuse of funds, or material and intentional misrepresentation in the offering documents that led to a loss of some or all the investor's investment. The maximum amount a claimant may recover is the total amount of their investment in the issuer. Note that the insurance is not effective until the raise is successfully completed and the carrier has received the full premium of 1.00% of the amount raised, which may be included in an offering's success fee.

Once a purchase decision has been made by an investor, we prefer to drive funding via electronic funds transfer ("EFT") through automated clearinghouse ("ACH") or bank wire payments, although we can handle paper checks as well. Funds are segregated by issuer and deposited in special lockbox accounts established by SPRT with our banking partners for the benefit of the issuer and its investors, (each, an "FBO account").

The public visibility or lack thereof of an offering is subject to the issuer's consent and the exemption used. An offering on our platform may be completely private, requiring an invitation or approval to even see the materials. In contrast, a Reg CF offering must be publicly visible and include a communication channel open to non-authenticated users such as our Forums feature.

As of the date hereof, upfront fees for our online capital formation services are $500/month to host a test the waters page, $5,000 to launch an offering, and $1,000/month for private label portal services. In addition to upfront fees, we charge success fees based on the amount of capital raised that range from as much as 8.00% down to 1.00% depending on the total volume of business conducted between us and the issuer and the type of financing sought. Success fees are collected after investors have signed and uploaded their subscription agreements, such agreements have been accepted by the issuer, and their commitments have been fully funded and collected in the appropriate FBO account.

Investment Banking

The Investment Banking division of SPCP provides advisory services and represents companies in the execution of transactions with institutional and professional investors and lenders.

While we are experienced working with companies in all stages of corporate growth from start-up to maturity, we focus on the lower middle market, which we define as firms with revenue of $5 million to $150 million and EBITDA from $2 million to $20 million. We serve companies nationwide with an emphasis on the Midwest.

We are adept at executing strategies and transactions that benefit both issuers and investor and are skilled in securities valuation and credit analysis; designing and building financial models; assisting in the preparation of institutional-grade disclosure; marketing investment opportunities to institutional and professional investors; and managing the due diligence, deal documentation, and closing processes.

We are industry generalists and have successfully completed assignments across multiple industries, including agribusiness, distribution, e-commerce, energy, financial services, non-profits, manufacturing, retail, and technology. With respect to transactions, we are practiced in strategic and financial advisory, valuations, direct and syndicated loans, private placements and public offerings of debt and equity, mergers & acquisitions, and project financing. Our typical financing transaction minimum is $3 million to $5 million.

We first visit a potential client to obtain a thorough understanding of their business and objectives. Next, we determine viable strategies to achieve the stated objectives for the engagement. While each advisory assignment is different, for a financing, we manage the documentation and marketing processes and identify potential investors. While our senior bankers have first-name relationships with many lenders and institutional investors, we also have the same data resources as much larger firms. We then match the transaction with suitable capital sources and work toward closing an optimal transaction.

Each of our investment banking engagements are tailored to meet an individual client's requirements. We limit the number of active assignments in process so that we can devote substantial senior professional attention to each client from start to finish.

Our typical retainer or advisory fee is $3,000 to $6,000/month. In addition, we charge success fees based on the amount of capital raised that range from 8.00% down to 1.00% depending on the total volume of business conducted between us and the issuer and the type of financing sought. We collect our success fees at each closing.

Alternative Trading System

Companies are staying private longer and most firms will never reach a meaningful exit event within 10 to 15 years, leaving investors without any means of liquidity and often making their interests a matter for estate planning. Also, investor risk tolerance, changing life situations, and needs may change over time, resulting in a preference for early liquidity. As we say, "An investment without an exit is just a donation".

One tool to address this issue is an alternative trading system or ATS. An ATS must be registered with the SEC on Form ATS and operated by a broker-dealer. As of September 30, 2025, there were about 75 alternative trading systems regulated by the SEC, most of which have existed for over a decade and provide liquidity to institutional investors. The most well-known firm is OTC Markets Group which operates three trading venues including the "pink sheets".

Using our ATS, companies may offer investors a liquidity option that does not disrupt operations or potentially drain cash like a buy-back might. Listing a position on our ATS allows existing investors to buy and sell from each other, as well as permitting new investors to acquire an interest in the issuer. Our ATS is essentially a matchmaking service for self-directed secondary market transactions. It works much like a newspaper's "for sale by owner" classifieds. For example, the newspaper never owns a car offered for sale, rather it belongs to the seller until the sale is complete, and then the buyer owns it. We handle secondary sales of securities in a similar manner as we never take ownership, nor do we control prices or lot sizes of securities for sale as the seller does this. The securities legally belong to the seller until the sale is complete and then they belong to the buyer. In addition, we never hold either a buyer or seller's money on our books. Instead, funds are deposited in specially created escrow accounts in a depository bank outside of our control.

Trading of securities in a secondary market like an ATS is regulated and one must comply with state and federal securities laws as non-compliance risks cease and desist orders, fines, or worse. Secondary trading is also subject to restrictions imposed by the issuer. For example, issuers are responsible for their own legal opinions with respect to transferability. Further, transactions need to be supported by current financial and other information, much like that provided by public companies via SEC filings. However, there is no federal or state law or regulation that requires private companies to regularly report their financials and other relevant information.

Consequently, we recommend that an issuer of private securities report on GUARDD. The *G*lobal *U*tility *A*rchival *R*etrieval *D*isclosure *D*atabase is a securities manual that may be used to disseminate current information to investors and regulators. Issuers that wish to facilitate compliance with the "blue sky laws" of all 50 states may create an account at www.guardd.com. GUARDD's free reports are available online and are designed specifically to help address the disclosure gap for private issuers, much like what Mergent's or OTC Markets' manuals do for public companies. In general, a GUARRD report contains information about a company's business and organizational structure, management and advisors, financial statements with auditor's reports, capitalization, offering history, and ownership, and if applicable, it also contains listing and token information.

We believe that virtually every company that has raised capital using Regs CF, D, and A is a candidate for our ATS, especially those that have ended up with hundreds if not thousands of investors on their books. We know from conversations with other transfer agents that there are thousands of companies that may have previously traded over-the-counter who could be ideal candidates for a private trade execution network where precedent pricing data may be restricted, thus protecting a company from having its value attributed to the last sale price. We have also observed that companies may be punished for going public too early. This directly translates into a higher cost of capital going forward, especially in venues that allow for short selling; something that is not permitted on our ATS. Lastly, we believe that our services provide the "missing link" to taking a company public by moving them into private execution first, then on to the pink sheets, and ultimately up to NASDAQ. We also see that this on-ramp is an off-ramp as well. Further, our ATS solution may be leveraged by private equity firms and angel investor groups to provide liquidity within or across their membership without engaging issuers as their interests in such are often represented in a special purpose or roll-up vehicle.

Pricing for the ATS includes an annual "per-market" fee paid by an issuer and a seller-paid transaction fee of 5.00% plus or minus a "liquidity premium". Eligible issuers on our platform could use our Transfer Agency that would generate additional revenue for the business.

Transfer Agent Services

An SEC-registered transfer agent like SPRT is an official keeper of ownership records for securities and ensures that all transfers, issuances, and corporate actions are accurate, compliant, and timely. Key functions include:
- Maintaining official securities registers, that is, keeping the master lists of who owns a company's stock or bonds and updating the records whenever securities are bought, sold, transferred, or cancelled.
- Processing ownership transfer requests from one holder to another, by verifying that signatures, medallion guarantees, and legal documents are valid.
- Issuing and canceling certificates, both physical and electronic. For example, the *D*irect *R*egistration *S*ystem or *DRS*, is an electronic book-entry ownership system created by DTC[5].
- Handling corporate actions such as processing dividends, stock splits, mergers, spinoffs, proxy distributions, and other events, ensuring that shareholders receive their correct entitlements.
- Managing lost, stolen, or destroyed certificates, including replacing lost certificates, coordinating with insurers, and handling affidavits of loss.
- Supporting shareholder communications, including distribution of proxy materials and assisting with annual meetings and voting.
- Compliance with regulations, including SEC rules regarding recordkeeping, processing times, reporting, safeguarding data, and handling shareholder inquiries.

We prioritize "book entry" electronic records, instead of printed stock certificates.

A key advantage of using a transfer agent for certain privately-held issuers is exemption from Section 12(g) of the Exchange Act. Section 12(g) requires an issuer with total assets of more than $10 million and a class of securities held of record by either 2,000 persons, or 500 persons who are not accredited investors, to register that class of securities with the SEC. However, securities issued pursuant to Reg CF are conditionally exempted from the record holder count under Section 12(g) if the following conditions are met:
- The issuer is current in its ongoing annual reports required pursuant to Reg CF,

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[5] The Depository Trust Company was created in 1973 to reduce costs and provide clearing and settlement efficiencies for the securities industry by immobilizing physical securities and thereby facilitating "book-entry" changes to ownership. Currently, it retains custody of more than 1.4 million active issues valued at $87.1 trillion, including securities issued in the U.S. and more than 131 countries and territories. DTC is a limited-purpose trust company under New York State banking law, a member of the U.S. Federal Reserve System, and a registered clearing agency with the SEC.

- Has total assets as of the end of its last fiscal year of $25 million or less, and
- Has engaged the services of a transfer agent registered with the SEC.

Pricing of our transfer agent services is based on the total number of shareholders and involves an onboarding fee plus a monthly fee. Customers of SPCP will qualify for our lowest onboarding price, due to the easy import of the shareholder data.

Financial Technology

One of the key competitive advantages of the Silicon Prairie platform is our "private label" system that provides a complete branded "walled garden" experience for our clients and their investors. In fact, our engine is now being used by several other portal operators and broker-dealers. This, combined with our ability to disburse funds daily after a campaign reaches its minimum goal and as each investor signs or uploads their subscription agreements makes our platform among the most attractive options for deal flow management. In addition, we currently serve several angel investor groups, the largest of which is Seed Round Capital by hosting each group's offerings at a private web page on our system. For example, Seed Round Capital's is at https://dealmemo.vc

The Company provides ongoing, post-closing services to our clients. For example, we may take in large interest or dividend payments from an issuer and then allocate them *prorata* to the appropriate investors. We can also prepare and distribute investors' annual tax documents including K-1's and 1099s.

Once an issuer has raised funds through us we can offer other value-added services including capitalization table management services and our *MarketBuilder* reporting and disclosure services.

Sales & Marketing

The Company has considerable growth opportunities that are currently constrained by staffing levels. For example, we have a substantial flow of incoming potential issuers thanks to the use and utility of a social media marketing system we call *CrowdBuilder*. This product has been used by our founder to grow his personal network on LinkedIn from around 4,000 first-degree connections three years ago to over 35,000 followers today.

This system leverages a combination of technologies including LinkedIn Sales Navigator, a browser-side plugin (Dux-Soup), and a proprietary back-end process automation engine. *CrowdBuilder* finds people on LinkedIn that meet user-specified and targeted criteria, visits their profiles, and identifies an email address that may be used for soft outreach. The *CrowdBuilder* platform has been effective at lead generation, and management believes that we could significantly increase business volume with additional staff to service the leads.

We have made *CrowdBuilder* available to our clients to drive traffic to their offering pages on our platform. We can track page visitor metrics with a proprietary system named *Panopticon* that replicates much of Google Analytics for free.

In addition to issuers and investors seeking to raise capital or gain liquidity, we will also focus sales and marketing efforts on other transfer agents, portals, and broker-dealers. This target market has access to issuers who have previously raised capital under Reg A and Reg CF as well as having relationships with issuers that may be seeking liquidity for their securities.

Research & Development

The Company continues to improve the user interface ("UI"), user experience ("UX"), and functionality of its proprietary software to better serve both its own issuers and its software clients. In 2025, we devoted significant resources to developing a Word Press plugin version of our issuer landing page that leverages our *application programming interface* ("API") to communicate with our core portal. This design approach will allow our firm to scale up by distributing the front-end web traffic (and design) to client-managed cloud infrastructure. A live demonstration may be seen at https://sppx.wpengine.com/

The Company also plans to enhance its Alternative Trading System through an open API to encourage syndication.

Management believes that there is a significant opportunity to develop its own proprietary core banking engine to eventually replace the second largest expense every community bank has after payroll. It is expected that most of these tasks will be accomplished by independent contractors.

We are currently conducting ongoing research and development in fintech with a focus on bridging the gaps between legacy banking systems and distributed ledger technology.

SPHI has obtained the rights to use certain blockchain technology, source code, trademarks, and other intellectual property from the Strength in Numbers Foundation, including the crypto-currency blockchain 2GIVE, as well as the design for an identity and reputation blockchain, and the use of the trademark *KARMA* described as:

> *Business and market reputation management of a reputation index which is a score related to providing electronic transfer of a virtual currency for use by members of an on-line community via a global computer network for the purposes of voting via feedback on each other's contributions*

The Company has also developed a reference design and corresponding methods to deploy a new kind of blockchain based on poly-morphic principles (code named "MORPHO") that allows a distributed ledger to change its underlying data structures and smart contracts over time to react to real world events.

Our mobile application has been designed to support "market discovery" enabled in part by the geo-location capabilities available in most mobile phones that allows buyers and sellers to find each other to create a peer-to-peer exchange. Once a price has been agreed to by both parties, the seller can scan a barcode on the buyer's device and enter the price received while the buyer will also confirm the transaction details by digitally signing the lot and price paid. This information may then be transmitted to the blockchain network and if it meets the requirements of the smart contract rules, it is appended to the distributed ledger maintained by every participant in the network.

The Company has also developed the ability to place digital tokens on paper certificates using the same public key technology available on the mobile application. In this scenario, a seller could present a certificate to a buyer who may then scan a barcode that represents the public address of tokens offered and confirm that they still exists unspent on the blockchain. At this point, after price has been negotiated, the buyer may scan the private key of the certificate and import the tokens into their digital wallet or safe. Immediately transferring tokens to another public key owned by the buyer prevents a double-spend transaction, effectively voids the paper certificate, and assures security.

Competition

We operate in a highly competitive, highly regulated, and rapidly changing marketplace where we compete with a variety of organizations that offer the same or similar services that we do. However, few firms offer the same full slate of services to assist companies through the complete life cycle of capital raising through exit and liquidity, with many options and flexibility at each stage.

We believe that the principal competitive factors in the markets in which we compete include:
- Skills and capabilities of personnel,
- Technical and industry expertise,
- Innovative service and product offerings,
- Ability to add value and improve performance,
- Reputation and client references,
- Contractual terms, including competitive pricing,
- Ability to deliver results reliably and on a timely basis,
- Scope of services,
- Service delivery approach,
- Quality of services and solutions, and
- Availability of appropriate resources in key emerging markets.

Our experience leads us to believe that choice of service provider is a "consultative sales" influenced decision more so than a "price sensitive" one. Each portal operator is going to bring "a book of investors" over time that may have a perceived value depending on its ability to socialize new offerings to them. This however turns out to be somewhat of a false flag as nationally we now know that over 99% of investors show up to make one investment in an issuer that they "know, like, and trust" or know someone who does. Some offerings will attract additional investments through "found" or "paid" media.

We have believed since our founding that portal operations alone are not likely a viable business model and cannot not support more than a "skeleton crew". In fact, we have it on good evidence from financial disclosures from many of our competitors as well as from industry information that few if any funding portals are generating revenues in excess of costs, and we expect continued contraction in the space in the coming years.

We believe that our Investor Relations as a Service model is the long-term sustainable business that can actually be leveraged by other portals and broker-dealers thus becoming our customers for such services.

Lastly, our private execution ATS platform represents the greatest potential upside to our business as it provides a critical link to public markets and gives us the ability to earn commissions on every transaction again and again.

Intellectual Property

The Company has rights to certain trademarks, including *CrowdRate*, *Where Good Ideas Grow*, the FlowerBOT logo design, *KARMA*, *It's Better 2GIVE*, and *capsure*.

The Company has developed additional proprietary, unpatented software such as a portal and escrow management system; *CrowdBuilder*, a lead generation and campaign management tool; and *Gepetto*, an automated smart document and smart contract development system.

Personnel

The Company currently has no full-time employees other than its founder David V. Duccini and prefers to use the services of a variable number of independent contractors on a month-to-month basis as business needs dictate.

As of March 31, 2026, the Company used the services of 9 persons, including hourly workers and commissioned persons, virtually all of which work from home. The Company employs 3 persons in executive positions. Of its total headcount of 9, 7 are full-time and 2 are part-time and 5 are registered with FINRA and 4 are not.

To attract and retain qualified personnel, the Company uses a competitive compensation system featuring market-rate hourly wages and commissions. No employee benefits are available through or paid by the Company.

During the year ended March 31, 2025, it used 7 full-time and 2 part-time independent contractors in the states of Georgia, Florida, Minnesota, South Carolina, and Wisconsin.

Facilities

The Company's main office is located at 2554 Rice Street, Little Canada, Minnesota 55113. The Company maintains private computer co-location services for its servers in Saint Paul and Saint Louis Park, Minnesota. Total rent and lease expense was $35,383 and $25,026 for the years ended March 31, 2026 and 2025, respectively.

Regulatory Matters

The Company's business is subject to extensive and frequently changing federal, state, and local laws, rules, and regulations. The need to comply with new, evolving, or revised tax, environmental, safety, or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations.

Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

Litigation

The Company is not aware of any filed, threatened, or pending litigation against it nor is it engaged in any such actions against any other party.

SPHI is organized in Minnesota and elects "C-corporation" tax status under the Internal Revenue Code, as amended. The business of the Company is managed by a Board of Directors (the "Board") which currently has one (1) member, but which may be expanded in the future (each, a "Director"). Each Director has one vote in all matters that come before them and will hold office until the election and qualification of their successors. The Company's executive officers are appointed by the Board.

Directors, Officers & Key Employees & Independent Contractors

The following table lists our directors and Executive Officers as of June 30, 2026:

Name	Age	Positions with the Company
David V. Duccini	58	Founder, Chairman of the Board, President, CEO & CFO
Jade A. Barker	45	President, SPRT
Cedric M. Long	61	President, SPCP
Wiley H. Sharp III	69	Senior Investment Banker, SPCP
Allison Miettunen	41	Client Services & Operations Lead, SPHI
Hunter D. Brennan	29	Financial & Operations Principal, SPCP

David V. Duccini founded SPHI in January 2017. Mr. Duccini leads our software engineering effort and has developed some of the most sophisticated technology in the industry. His intellectual property contributions are one of the firm's core "unfair competitive advantages".

In 1989, he co-founded BackPack Software, Inc., which grew to become a large regional internet service provider ("ISP") through organic growth and eight M&A transactions. Mr. Duccini served as the company's Managing Director from its foundation until it sold its ISP operations in 2008 but retained its systems engineering and information security consulting and architectural services business, serving companies such as Best Buy, Target, Wells Fargo, Boston Scientific, Xcel Energy, and Blue Cross Blue Shield of Minnesota.

In 2010, Mr. Duccini became interested in blockchain and cryptocurrency after reading Satoshi Nakamoto's bitcoin whitepaper. He started mining bitcoin, helped build the third largest mining pool (ozco.in), and subsequently launched a patent-pending screen-saver mining system named "doabitofgood.com". The system linked non-profit animal rescue organizations with donors to help create donations and find homes for adoptable pets. In 2014, he established the *Strength in Numbers Foundation* and has served as its Executive Director since then. The organization is a non-profit digital trust that is currently home to the 2GIVE cryptocurrency project as well as IDCoins, an identity and reputation blockchain concept which will be branded under the "*KARMA*" trademark.

He earned an MBA from the Carlson School of Management at the University of Minnesota in 2009 and a MSc in software engineering from the University of Saint Thomas, Saint Paul, Minnesota in 1999. He currently holds Series 24 (General Securities Principal), Series 82 (Limited Representative – Private Securities), Series 79 (Investment Banking Representative), and Series 63 (Uniform State Securities Law) FINRA licenses.

Jade A. Barker, President of Silicon Prairie Registrar and Transfer, began working with Mr. Duccini in October 2015 and was involved with the founding of the Company. She chairs a blockchain standards subcommittee for the Securities Transfer Association, the trade group for transfer agents. Jade is a compliance expert and has revised SPCP's Written Supervisory Procedures including the firm's Anti-Money Laundering, Bank Secrecy Act, and Customer

Information programs. Previously she had experience in science and technology roles and as a startup entrepreneur.

Cedric M. Long, President of Silicon Prairie Capital Partners, joined the Company in January 2021 shortly after the acquisition of Witherspoon Capital Partners in August 2020. He manages portal based private placements represented by SPCP under Regs D and A, as well as the firm's private investment banking transactions representing companies in institutional capital raising and M&A. Prior to joining SPCP, he served as President of Allison-Williams Company, an institutional investment banking firm and member of FINRA, where he oversaw all trading and banking lines of business and was directly involved in representing companies in all industries in investment banking transactions with institutional investors. He has served in several leadership roles in non-profit organizations including Board Chair at Community Dental Care and Investment Committee Chair for the Bethel University Foundation.

He earned a BA *cum laude* in accounting and finance from Bethel University in 1987 and an MBA in finance from the Carlson School at the University of Minnesota in 1990. He earned his Chartered Financial Analyst (CFA) designation in 1995 and currently holds Series 24 (General Securities Principal), Series 7 (General Securities Representative), Series 79 (Investment Banking Representative), Series 99 (Operations Principal), and Series 63 (Uniform State Securities Law) securities licenses

Wiley H. Sharp III has been a Senior Investment Banker with Silicon Prairie since May 2023 and is also the Managing Partner of Altus Financial Group LLC, a financial consulting firm he founded in 2005. Mr. Sharp has served as CFO, Treasurer, or VP-Finance for start-up and established companies in the food, energy, financial services, manufacturing, and retail industries and has been in the financial advisory and investment banking business for much of his career. His prior employers include Lafayette Bay Advisors LLC, Windward Mark LLC, The trū Shrimp Company, Clifton Larson Allen, Aspirity Holdings (formerly Twin Cities Power Holdings), Christopher & Banks Corporation, Dain Bosworth, Miller & Schroeder Financial, United Market Services Company, Damark International, Martinson & Company, and Marshall Investments. He is a member of the board of directors of Kadance Corporation and has also served in similar roles in non-profit organizations including Trinity Episcopal Church, Amesbury Homeowners Association, and Minnetonka Public Schools.

He graduated from Tulane University in 1979 with a BS in management. He currently holds Series 7 (General Securities Representative) and Series 63 (Uniform State Securities Law) FINRA licenses.

Allison Miettunen serves as the Company's Client Services & Operations Lead, responsible for developing and managing the operational systems, issuer workflows, and client-service infrastructure that support and extend the online platform. She guides cross-functional processes that align issuer onboarding, campaign execution, and compliance readiness, ensuring consistent service delivery and operational integrity across the organization. She has been instrumental in helping to design and implement the Company's client onboarding systems, regulatory compliance workflows, and operational processes that support the organization's day-to-day functions. Ms. Miettunen has more than a decade of experience in financial technology, marketing operations, and client services. Her prior work includes leadership and consulting roles with fintech and martech startups where she developed go-to-market systems, CRM automations, and customer experience frameworks for high-growth environments. She previously held marketing and operations management positions with Sezzle, SpotOn Transact, and other technology firms contributing to scalable infrastructure and compliance-driven process design.

She has passed the Securities Industry Essentials (SIE) and Series 63 (Uniform State Securities Law) examinations. She earned her BS in international business from Barry University in 2008.

Hunter D. Brennan has served as Financial & Operations Principal for SPCP since June 2021. He began his career at SPHI in May 2018 as an Intern and transitioned to a full-time role as a Financial Analyst upon earning his degree. In his current role, Hunter oversees quarterly and annual financial reporting to FINRA, manages daily accounting operations, and ensures that SPCP's financial records remain fully compliant with regulatory standards. He also serves on SPCP's Investment Banking team.

In addition to his work at the Company, Mr. Brennan has served in the Georgia Air National Guard since July 2020 as a Special Warfare Airman with the rank of Staff Sergeant (E-5). His Air Force Specialty Code is 1Z3X1 - Tactical Air Control Party, abbreviated as "TACP". TACPs are aligned with conventional, Special Operation Forces, and Tier 1 combat maneuver units and provide precision terminal attack control and guidance to fixed- and rotary-wing close air support aircraft, artillery, and naval gunfire, establish and maintain command and control communications, and advise ground commanders on the best use of air power. Most recently, he completed a nine-month deployment to the Middle East in July 2025.

He earned a BA in economics from St. Cloud State University in December 2019. He currently holds Series 28 (Introducing Broker Financial & Operations Principal), Series 7 (General Securities Representative), Series 82 (Limited Representative – Private Securities), and Series 63 (Uniform State Securities Law) FINRA licenses.

Compensation Policies

The Company currently has no full-time employees but rather uses the services of a variable number of independent contractors on a month-to-month basis as business needs dictate. Overall, personnel are compensated on an individual basis using various combinations of commission and fee shares, consulting payments, and equity grants.

As of March 31, 2026, the Company used the services of 9 persons, including hourly workers and commissioned persons, virtually all of which work from home. The Company employs _3_ persons in executive positions. Of its total headcount of 9, 7 are full-time and 2 are part-time and 5 are registered with FINRA and 4 are not. During the year ended March 31, 2025, it used 7 full-time and 2 part-time independent contractors in the states of Georgia, Florida, Minnesota, South Carolina, and Wisconsin.

For the years ended March 31, 2026 and 2025, the Company paid $204,533 and $308,150, respectively, for the benefit of its independent contractors and owner. The Company does not offer any medical or dental insurance benefits or pension, retirement, profit sharing, or deferred compensation plans at this time.

Director Compensation

Directors receive no cash compensation.

Potential Payments Upon Termination or Change-in-Control

Except as described below under "Employment Agreements," we currently have no contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to a named executive officer at, following, or in connection with any termination, including without limitation resignation, severance, retirement, or a constructive termination of a named executive officer, or a change in control of the Company or a change in the named executive officer's responsibilities, with respect to each named executive officer.

Equity Incentive Plan

On November 3, 2025, the Company reserved 15,000,000 shares of its Common Stock for issuance pursuant to an equity incentive plan, the specific terms and conditions of which are yet to be determined (the "Plan").

Prior to the creation of the Plan, the Company had granted options expiring March 1, 2027 to purchase 2,800,000 Common Shares at $0.10 per share.

Employment Agreements

Post-funding, the Company anticipates entering into employment or independent contractor agreements with certain officers and advisors.

Limitation on Liability & Indemnification

The Company has adopted provisions in its Certificate of Incorporation, Articles, and Bylaws that limit the liability of its directors and provide for indemnification of its directors and officers to the full extent permitted under Minnesota laws. Under the Company's Certificate of Incorporation, and as permitted under such laws, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. Such provisions do not, however, relieve liability for breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived as improper personal benefit or liability for the payment of a dividend in violation of law. Further, the provisions do not relieve a director's liability for violation of, or otherwise relieve the Company or its directors from the necessity of complying with, federal or state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

There is no pending litigation or proceeding involving a director, officer, or agent of the Company where indemnification will be required or permitted.

CAPITALIZATION & OWNERSHIP

Capitalization

The Company is a Minnesota corporation organized on January 19, 2017 and is governed by the terms and conditions of its Certificate of Incorporation, Articles, and Bylaws.

Effective November 3, 2025, the Company amended its certificate of incorporation to increase its authorized capital stock from 10,000,000 shares up to 100,000,000 shares, 1,000,000 of which were designated as Common Stock.

The remaining authorized shares are undesignated as to class or series, and the Board of Directors is authorized, subject to the provisions of the articles of incorporation and applicable law, to establish, from time to time, by resolution duly adopted and filed as required by law, one or more classes or series of shares out of the undesignated shares, and to fix the designations, preferences, limitations, and relative rights of such classes or series.

Pursuant to a resolution effective November 3, 2025, the Company designated an additional 74,000,000 shares of its capital stock as Common Stock, leaving the remaining shares undesignated.

Effective as of the same date, three classes of common stock were created – Class A Super Voting Common Stock (the "Class A Common"), Class B Voting Common Stock (the "Class B Common"), and Class C Non-Voting Common Stock (the "Class C Common"). Holders of Class A and Class B Common shares are entitled to five votes and one vote, respectively, on any matter submitted to a vote of the stockholders. Each Class A share shall be convertible into one Class B share at the option of the holder and automatically converted into one Class B share upon the closing of the Company's first priced equity financing. Class C shares are not entitled to vote.

Except as expressly otherwise provided or as required by law, all shares designated as "Common" shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.

Effective November 3, 2025, the Company split its issued and outstanding common stock (1,000,000 shares, pre-split) and options (280,000 shares, pre-split) on a 10-for-1 basis. On the same date, the Company designated the issued and outstanding voting common shares as Class A Common and the common shares underlying the options as Class B Common, resulting in 12,800,000 common-equivalent shares outstanding.

As of the date hereof, the Company had no outstanding debt. As of the same date, the Company's authorized capital stock is as follows:

Security	Shares authorized	Shares issued & outstanding	Voting rights	Other rights

Common Stock
   Class A Super Voting Common Stock
   Class B Voting Common Stock
   Class C Non-Voting Common Stock
	75,000,000
	tbd
	tbd
	tbd
		10,000,000
		--
		--
			note 1
			note 2
			note 3
			note 4
				note 5

Undesignated	25,000,000	none	note 6	note 6

Notes

1   Pursuant to Minnesota Statutes Section 302A.137, holders of the Company's Common Stock have the following *statutory voting rights* and are entitled to vote on a proposed amendment, whether or not entitled to vote thereon by the provisions of the Company's Articles, if the amendment would:
   (a)   Effect an exchange, reclassification, or cancellation of all or part of the class, or effect a combination of outstanding shares into a lesser number of shares where each other class is not subject to a similar combination,
   (b)   Effect an exchange, or create a right of exchange, of all or any part of another class or series for the shares of the class,
   (c)   Change the rights or preferences of the class,
   (d)   Create a new class or series having rights and preferences prior and superior to the class, or increase the rights, preferences, or number of authorized shares of a class or series having rights and preferences prior or superior to the shares of that class or series,
   (e)   Divide the shares into series and determine the designation of each series and the variations in the relative rights and preferences between the shares of each series, or authorize the board to do so,
   (f)   Limit or deny any existing preemptive rights of the shares of the class, or
   (g)   Cancel or otherwise affect distributions on the shares of the class that have accrued but have not been declared.
2   In addition to the statutory voting rights described above, holders of the Company's Class A Super Voting Common Stock are entitled to five (5) votes for each share held at all shareholder meetings and written actions in lieu thereof, including electing the Company's Board of Directors.
3   In addition to the statutory voting rights described above, holders of the Company's Class B Voting Common Stock are entitled to one (1) vote for each share held at all shareholder meetings and written actions in lieu thereof, including electing the Company's Board of Directors.
4   Except for the statutory voting rights described above, holders of the Company's Class C Non-Voting Common Stock are not entitled to vote on any matters submitted to shareholders, including electing the Company's Board of Directors.
5   Except as expressly otherwise provided or as required by law, all shares designated as "Common" shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.
6   From time to time, certificates of designation that set forth the seniority, voting, and other rights and privileges of one or more series or classes of the currently undesignated capital stock will be filed with the Minnesota Secretary of State immediately prior to the initial closing or completion of an offering.

As of the date hereof, the Company has reserved shares of its Common Stock for issuance upon exercise or conversion as follows:

Class of Security	Authorized or reserved	Granted or issued	Remaining reserve
SAFEs and SAFE+Rs	na	none	na
Warrants	na	none	na
Options (note 1)	17,800,000	2,800,000	15,000,000

Notes

1   On November 3, 2025, the Company reserved 15,000,000 shares of its Common Stock for issuance pursuant to an equity incentive plan, the specific terms and conditions of which are yet to be determined (the "Plan"). As of the date hereof, no grants for shares under the Plan have been made. Prior to the creation of the Plan, the Company had granted options to three persons expiring March 1, 2027 to purchase 2,800,000 Common Shares at $0.10 per share.

The following table summarizes the equity capitalization of the Company as of the date indicated.

Common Equity Capitalization at July 28, 2026					
Holder	Shares	Percent	Price/share	Dollars	Percent
Common Stock					
Class A Super Voting					
David V. Duccini.............................	10,000,000	100.00%	$ 0.0020	$ 20,000	100.00%
Class B Voting					
Other..	-	0.00%	na	-	0.00%
Class C Non-Voting					
Other..	-	0.00%	na	-	0.00%
Total..	10,000,000	100.00%	$ 0.0020	$ 20,000	100.00%

Ownership

The following table summarizes the fully diluted capitalization of the Company as of the date indicated.

Fully Diluted Ownership as of July 28, 2026						
	Common Stock		Common equivalents		Fully diluted	
Holder	Shares	Percent	Shares	Percent	Shares	Percent
Founder						
Class A Super Voting						
David V. Duccini.............................	10,000,000	100.00%	-	0.00%	10,000,000	67.45%
Class B Voting						
David V. Duccini						
Series A SAFEs............................	-	0.00%	115,200	2.39%	115,200	0.78%
Series B SAFEs............................	-	0.00%	229,376	4.75%	229,376	1.55%
Series A SAFE+Rs........................	-	0.00%	93	0.00%	93	0.00%
Series B SAFE+Rs........................	-	0.00%	2,316	0.05%	2,316	0.02%
Subtotal..	10,000,000	100.00%	346,985	7.19%	10,346,985	69.79%
Other Investors						
SAFEs & SAFE+Rs (note 3)						
Series A SAFEs...............................	-	0.00%	185,344	3.84%	185,344	1.25%
Series B SAFEs...............................	-	0.00%	121,404	2.52%	121,404	0.82%
Series MV SAFEs............................	-	0.00%	1,158,218	24.00%	1,158,218	7.81%
Series T SAFEs...............................	-	0.00%	32,430	0.67%	32,430	0.22%
Series A SAFE+Rs...........................	-	0.00%	113,599	2.35%	113,599	0.77%
Series B SAFE+Rs...........................	-	0.00%	67,177	1.39%	67,177	0.45%
Convertibles	-	0.00%	-	0.00%	-	0.00%
Options	-	0.00%	2,800,000	58.03%	2,800,000	18.89%
Warrants	-	0.00%	-	0.00%	-	0.00%
Subtotal..	-	0.00%	4,478,172	92.81%	4,478,172	30.21%
Total..	10,000,000	100.00%	4,825,157	100.00%	14,825,157	100.00%

Notes

1   Effective November 3, 2025, the Company amended its certificate of incorporation to increase its authorized capital stock from 10,000,000 shares up to 100,000,000 shares, 1,000,000 of which were designated as Common Stock. Pursuant to a resolution effective November 3, 2025, the Company designated an additional 74,000,000 shares of its capital stock as Common Stock, leaving the remaining shares undesignated. Effective as of the same date, two classes of common stock were created – Class A Super Voting Common Stock and Class B Voting Common Stock. Holders of Class A and Class B Common shares are entitled to five votes and one vote, respectively, on any matter submitted to a vote of the stockholders. Each Class A share shall be convertible into one Class B share at the option of the holder and automatically converted into one Class B share upon the closing of the Company's first priced equity financing. Except as expressly otherwise provided or as required by law, all shares designated as "Common" shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.

2   A *common equivalent* security, also known as a common-equivalent, is a financial instrument that can be converted into, or has the characteristics of, common stock. These instruments may include SAFEs and SAFE+Rs, convertible bonds, convertible preferred stock, stock options granted by the company ("options"), common stock purchase warrants ("warrants"), and other securities that have the potential to be converted into the common shares of a company. Common equivalents are important because they can dilute the ownership percentage of existing shareholders when converted into common stock. Further, common equivalents are also considered when calculating diluted earnings per share. Fully diluted EPS reflects the potential decrease in earnings per share if all common equivalents were exercised or converted into common stock.

In the Company's case, it has no convertibles or warrants outstanding and but does have 2,800,000 options outstanding at an exercise price of $0.10 per share, expiring February 28, 2027.

3   As of the date hereof, assuming a qualified financing of $5,000,000 at $1.36/share, pre-money fully diluted shares outstanding of 12,800,000, and a post-money valuation of $25,000,000, the outstanding SAFEs and SAFE+Rs would convert into 1,948,955 shares of common stock. The conversion price of the Series A and B SAFEs is $0.78/share while that for the Series MV, Series T, and Series A SAFE+Rs is $1.08/share.

Control

The following table sets forth information concerning the *beneficial ownership*[6] of our Common Stock as of the date hereof for:
- Each director,
- Each holder of 5% or more,
- Our officers as set forth in the Management section, and
- The directors and officers as a group.

---

[6]   In general, for securities ownership reporting purposes, specifically Sections 13(d) and 13(g) of the Securities Act, a "beneficial owner" of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: 1) *voting power* which includes the power to vote, or to direct the voting of, such security; or 2) *investment power* which includes the power to dispose, or to direct the disposition of, such security. All securities of the same class beneficially owned by a person, regardless of the form which such beneficial ownership takes, shall be aggregated in calculating the number of shares beneficially owned by such person.

Further, a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire such within 60 days, including but not limited to any right to acquire through the exercise of any option, warrant or right; through the conversion of a security; pursuant to the power to revoke a trust, discretionary account, or similar arrangement; or pursuant to the automatic termination of a trust, discretionary account, or similar arrangement.

Any securities not outstanding which are subject to such options, warrants, rights, or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

Unless otherwise indicated, each person has sole investment and voting power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Name and Positions of Beneficial Owner	Common stock	Percent of shares issued & outstanding	SAFEs & common-equivalents (note 1)	Percent of fully diluted shares outstanding
Management Ownership as of July 28, 2026				
David V. Duccini... Founder, Chairman of the Board, President, CEO & CFO	10,000,000	100.00%	346,985	71.47%
Cedric M. Long... President of SPCP	-	0.00%	32,430	0.22%
Jade Barker... President of SPRT	-	0.00%	39,395	0.27%
Strength in Numbers Foundation (note 2)..................... 5+% Holder	-	0.00%	2,500,000	20.28%
All directors & officers as a group (3 persons)...	10,000,000	100.00%	418,810	72.32%

Notes

1 Although SAFEs and SAFE+Rs do not fit the requirements of the beneficial ownership definition since conversion to common stock is outside of the investor's control, they are common-equivalents and are therefore included in the table.

2 The Executive Director of the Strength in Numbers Foundation is David V. Duccini, the Company's Founder, Chairman of the Board, President, CEO, CFO, and controlling shareholder. Jade Barker, President of SPRT, serves as the Foundation's Principal Analyst.

Equity Incentive Plan

SPHI desires to attract and retain the best available talent and to encourage the highest levels of performance. To this end, the Company has reserved 15,000,000 shares of common stock for issuance pursuant to an Equity Incentive Plan. The plan is intended to contribute significantly to the attainment of these objectives by affording eligible employees and independent contractors the opportunity to acquire a proprietary interest in the Company through the grant of stock options, restricted shares, and stock appreciation rights. For purposes of the plan, the term "independent contractors" shall include consultants, advisors, and non-employee directors of the Company.

Previous Exempt Offerings

Listed below are the exempt offerings conducted by the Company from inception to the date hereof.

Offering name	Offering dates	Security type	Use of proceeds	Exemption from registration	Money raised
Series B SAFE+Rs	Closing *ongoing* Opening *Feb 28, 2026*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Team member compensation	Reg CF	$25,000
Series B SAFE+Rs	Closing *ongoing* Opening *Jan 5, 2026*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Team member compensation	Reg D 506c	$50,000
Series T SAFEs	Closing *ongoing* Opening *Apr 8, 2024*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Team member compensation	Rule 701	$35,000
Series A SAFE+Rs	Closing *Jul 25, 2024* Opening *Jun 25, 2024*	SAFE+R with post-money valuation cap of $25m, discount rate of 20%, and 36 mo redemption option	General corporate purposes	existing investors	$122,700
Series MV SAFEs	Closing *Sep 29, 2021*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Consideration for acquisition of Miventure	Section 4(a)(2)	$1,250,000
Series B SAFEs	Closing *Jan 15, 2021* Opening *Jan 15, 2020*	SAFE with post-money valuation cap of $10m, discount rate of 20%	General corporate purposes	existing investors	$274,047
Series A SAFEs	Closing *Feb 16, 2018* Opening *Feb 16, 2017*	SAFE with post-money valuation cap of $10m, discount rate of 20%	General corporate purposes	Mnvest	$234,800
Founder's round	Closing *Jan 19, 2017*	1,000,000 shares Common Stock at $0.01/shr par value	Founders' stock	Rule 701	$20,000

Previous SEC Filings

The Company has not made any financing-related filings with the SEC to date other than those required by Reg CF and Reg D.

Recent Tax Return Information

As of the date hereof, the Company's federal and state tax returns for fiscal 2026 have not yet been filed.

Results of Operations

The following table sets forth selected financial data for the periods indicated.

In dollars unless otherwise indicated	For the years ended March 31,					
	Dollars		Percent of		Change	
	2026	2025	2026	2025	Dollars	Percent
Revenues						
Advisory fees…………………………………	$ 88,000	$ 124,400	30.4%	25.8%	$ (36,400)	-29.3%
Commissions……………………………………	107,382	3,325	37.1%	0.7%	104,057	3129.5%
Service fees - Issuers………………………	16,500	-	5.7%	0.0%	16,500	na
Sales……………………………………………	8,500	354,510	2.9%	73.5%	(346,010)	-97.6%
Subscription revenue………………………	36,000	-	12.4%	0.0%	36,000	na
Advertising & affilliate revenue…………	1,621	-	0.6%	0.0%	1,621	na
Other……………………………………………	31,378	-	10.8%	0.0%	31,378	na
Total…………………………………………	289,381	482,235	100.0%	100.0%	(192,854)	-40.0%
Operating expenses						
Advertising & marketing…………………	-	7,018	0.0%	1.5%	(7,018)	-100.0%
Bad debt………………………………………	10,000	10,000	3.5%	2.1%	-	0.0%
Bank charges & fees………………………	4,964	10,151	1.7%	2.1%	(5,187)	-51.1%
Business licenses & permits……………	-	553	0.0%	0.1%	(553)	-100.0%
Insurance……………………………………	2,803	4,334	1.0%	0.9%	(1,531)	-35.3%
Meals & entertainment…………………	-	5,556	0.0%	1.2%	(5,556)	-100.0%
Miscellaneous & other……………………	106,666	65,668	36.9%	13.6%	40,997	62.4%
Office supplies & services………………	-	5,405	0.0%	1.1%	(5,405)	-100.0%
Personnel - independent contractors.....	204,534	277,321	70.7%	57.5%	(72,787)	-26.2%
Personnel - owner…………………………	-	30,429	0.0%	6.3%	(30,429)	-100.0%
Professional fees - accounting…………	10,957	13,462	3.8%	2.8%	(2,505)	-18.6%
Professional fees - consulting…………	-	36,122	0.0%	7.5%	(36,122)	-100.0%
Professional fees - legal…………………	5,060	10,000	1.7%	2.1%	(4,941)	-49.4%
Regulatory fees……………………………	13,847	21,159	4.8%	4.4%	(7,312)	-34.6%
Rents & leases……………………………	35,383	25,026	12.2%	5.2%	10,357	41.4%
Small equipment…………………………	-	4,624	0.0%	1.0%	(4,624)	-100.0%
Subscriptions - research………………	24,501	64,623	8.5%	13.4%	(40,122)	-62.1%
Subscriptions - software………………	4,200	(5,620)	1.5%	-1.2%	9,820	174.7%
Telecommunications……………………	8,339	6,392	2.9%	1.3%	1,947	30.5%
Travel………………………………………	-	22,410	0.0%	4.6%	(22,410)	-100.0%
Utilities……………………………………	-	9,055	0.0%	1.9%	(9,055)	-100.0%
Amortization……………………………	72,400	72,400	25.0%	15.0%	(0)	0.0%
Total operating expenses………………	503,652	696,088	174.0%	144.3%	(192,436)	-27.6%
Operating income (loss)…………	(214,271)	(213,853)	-74.0%	-44.3%	(418)	0.2%
Other (income) expense						
Interest income…………………………	(71,506)	(897)	-24.7%	-0.2%	(70,609)	7871.7%
Unrealized gains…………………………	(283,565)	(17,566)	-98.0%	-3.6%	(265,999)	1514.3%
Unrealized losses………………………	412,404	-	142.5%	0.0%	412,404	na
Other (income) expense, net…………	57,333	(18,463)	19.8%	-3.8%	75,796	410.5%
Pre-tax income (loss)……………	(271,604)	(195,390)	-93.9%	-40.5%	(76,214)	39.0%
Provision for income taxes……………	-	-	0.0%	0.0%	-	na
Net income (loss)…………………	$ (271,604)	$ (195,390)	-93.9%	-40.5%	$ (76,214)	39.0%

- For the years ended March 31, 2026 and 2025, total revenue was $289,000 and $482,000, respectively, a decrease of $193,000 or 40.0%. The decrease was driven by a 97.6% decrease in sales and a 29.3% decrease in advisory fees, partially offset by increases in other revenues. In 2025, advisory fees, commissions, service fees, and other revenues accounted for 25.8%, 0.7%, 73.5%, and 0.0% of total revenues, respectively, compared to 17.6%, 1.2%, 80.2%, and 1.0% in 2024.

- For 2026, total operating expenses decreased to $503,000, down $192,000 from $696,000 in fiscal 2025. Over half of the decrease was driven by decreased personnel expense tied to the lesser volume of business.

- The operating losses for 2026 and 2025 were $214,000 each year. Operating margin decreased to -74.5% for 2026 compared to -44.3% for 2025.

- The net loss for 2026 was $272,000 compared to a loss of $195,000 for fiscal 2025, an increase of $76,000. Net margin decreased to -93.9% from -40.5% for 2025.

- For the years ended March 31, 2026 and 2025, the Company had no federal or state income tax liability, due principally to operating losses and tax loss carry forwards.

Liquidity & Capital Resources

The following table is presented as a measure of our liquidity and capital resources as of the dates indicated, including "total liquid assets", which is a non-GAAP measure:

| | At March 31, | | | | | |
| | Dollars | | Percent of | | Change | |
In dollars unless otherwise indicated	2026	2025	2026	2025	Dollars	Percent
Liquidity						
Cash	$ 49,097	$ 73,134	2.8%	3.7%	$ (24,037)	-32.9%
Accounts receivable	138,655	76,123	7.8%	3.9%	62,532	82.1%
Investments receivable	4,000	-	0.2%	0.0%	4,000	na
Prepaid expenses	1,287	-	0.1%	0.0%	1,287	na
Liquid assets	193,039	149,257	10.9%	7.6%	43,782	29.3%
Total assets	$ 1,774,131	$ 1,954,550	100.0%	100.0%	$ (180,419)	-9.2%
Capital Resources						
Revolver	$ -	$ -	0.0%	0.0%	$ -	na
Senior term debt	-	-	0.0%	0.0%	-	na
Lease liabilities	43,129	65,838	2.5%	3.7%	(22,709)	-34.5%
SAFERs	122,700	122,700	7.1%	6.9%	-	0.0%
Total debt & leases	165,829	188,538	9.6%	10.6%	(22,709)	-12.0%
SAFEs & SAFE+Rs	1,792,847	1,788,847	104.2%	100.1%	4,000	0.2%
Common Stock	10,000	10,000	0.6%	0.6%	-	0.0%
Additional paid-in capital	1,421,644	1,145,940	82.6%	64.1%	275,704	24.1%
Retained earnings (deficit)	(1,670,060)	(1,346,873)	-97.1%	-75.4%	(323,188)	24.0%
Total equity	1,554,430	1,597,915	90.4%	89.4%	(43,484)	-2.7%
Total capital	$ 1,720,259	$ 1,786,453	100.0%	100.0%	$ (66,193)	-3.7%

- The cash balance at March 31, 2026 decreased to $49,000 (2.8% of total assets) from $73,000 (3.7% of total assets) as of the same date in 2025, down $24,000 or 32.9%, due principally to increased business activity.
- At March 31, 2026, total liquid assets (excluding cryptocurrencies) totaled $193,000, up 29.3% or $44,000 from the same date in 2025.

- As of year-end 2026 and 2025, total debt and lease liabilities were $43,000 and $66,000 or 2.5% and 3.7% of total capital, respectively. SAFERs accounted for as liabilities were $123,000 as of each of 2026 and 2026 year-end.

- As of March 31, 2026, total equity was $1,544,000 (90.4% of total capital), down $43,000 or 2.7% from $1,598,000 (89.4% of total capital) on March 31, 2025, due principally to net losses and dividend payments totaling $323,000, partially offset by an increase in paid-in capital of $276,000.

Cash Flow

The table below summarizes our primary sources and uses of cash for the years ended March 31, 2026 and 2025 as derived from the statements of cash flows included in this report.

	For the years ended March 31,					
In dollars unless otherwise indicated	Dollars		Percent of net cash flow		Change	
	2026	2025	2026	2025	Dollars	Percent
Cash Flow Data						
Cash from (for):						
Operating activities	$ (318,353)	$ (172,949)	1324.4%	-631.9%	$ (145,404)	84.1%
Investment activities	128,839	(742,940)	-536.0%	-2714.4%	871,779	117.3%
Financing activities	165,477	943,260	-688.4%	3446.3%	(777,782)	-82.5%
Net cash flow	(24,037)	27,370	100.0%	100.0%	(51,407)	-187.8%
Cash						
Start of period	73,134	45,763	-304.3%	167.2%	27,370	59.8%
Increase (decrease)	(24,037)	27,370	100.0%	100.0%	(51,407)	-187.8%
End of period	49,097	73,134	-204.3%	267.2%	(24,037)	-32.9%

Cash used in operations for fiscal 2026 totaled $318,000, the largest component of which was the net loss of $271,000. Accounts receivable also increased by $62,000. The largest source of cash from operations during 2026 was $72,000 of amortization. During 2025, we used $172,000 of net cash for operations, consisting principally of a net loss of $195,000 and an investment in accounts receivable of $51,000, offset by amortization of $72,000.

During 2026, cash from investments totaled $129,000, consisting primarily of an unrealized gain on cryptocurrencies. Cash of $743,000 was used for cryptocurrencies in 2025.

With respect to financing, in 2026 we raised cash of $165,000, principally from the contribution of additional paid-in capital and the sale of SAFE+Rs, net of the repayment of $114,000 in amounts due to a related party. During 2025, we generated net cash from financing of $943,000, principally from the contribution of additional paid-in capital and the sale of SAFERs.

The decision to pay dividends to holders of our common stock is at the discretion of our Board and depends on various factors, including our results of operations, financial condition, capital requirements, contractual restrictions, outstanding indebtedness, investment opportunities, and other factors considered by the Board to be relevant. In addition, agreements governing our debt may also limit the payment of dividends. Since its inception, the Company has paid no dividends to common shareholders.

It is important to note that the payment of dividends by SPCP, our broker-dealer subsidiary, to SPHI, its parent company, is subject to certain regulatory restrictions. SPCP is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires broker-dealers that do not carry customer accounts and do not hold customer funds or securities to maintain minimum net capital of $5,000. The rule prohibits the payment of dividends, distributions, or other withdrawals of equity capital if such payments would result in the Company's net capital falling below the required minimum.

In addition, pursuant to FINRA Rule 4110, SPCP is required to provide prior written notice to FINRA for certain equity withdrawals, including dividends and distributions, as defined by the rule. Certain withdrawals may be subject to FINRA review or approval.

As of March 31, 2026 and 2025, SPCP complied with its minimum net capital requirement of $5,000 and had excess net capital of $15,151 and $17,874, respectively.

We regularly evaluate sources of debt financing and equity capital to meet our funding needs. For example, during fiscal 2026, we began offering up to $5,000,000 of our Series B SAFE+Rs pursuant to Regs D and CF. On January 5, 2026, the offering of up to $3,765,000 of these securities pursuant to Rule 506c commenced and on February 28, 2026, an offering under Reg CF of up to $1,235,000 began. To date, these offerings have raised $75,000. However, there can be no assurance that these efforts will continue to be successful.

Non-GAAP Financial Measures

Our communications may include certain non-GAAP financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position, or cash flows that excludes, or includes, amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP.

Non-GAAP financial measures utilized by us include "EBITDA" and "total liquid assets". The most comparable GAAP measures are operating income and total current assets. We believe that these non-GAAP financial measures provide useful information and enable analysts to compare our ongoing financial performance more accurately over the periods presented.

RELATED PARTY TRANSACTIONS

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Account Payable

Related person/entity	David V Duccini
Relationship to the Company	Founder & CEO
Total amount of money involved	Up to $200,000.00
Description of the transaction	From time to time, Mr. Duccini has paid various expenses on behalf of the Company and is entitled to reimbursement for such.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/David V Duccini
David V Duccini
Founder and CEO
July 31, 2026

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/David V Duccini
David V Duccini
Founder, CEO, and CFO
July 31, 2026

FINANCIAL STATEMENTS

Independent Accountant's Review Report



RNB Capital CPAs, LLC
8520 Allison Pointe Blvd, Suite 220
Indianapolis, IN 46250
www.rnbcapitalcpas.com
info@rnbcapitalcpas.com
800-329-1766

RNB CAPITAL
Certified Public Accountants

We have reviewed the accompanying financial statements of Silicon Prairie. (the Company) which comprise the balance sheets as of March 31, 2026 and March 31, 2025 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountants' Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 3, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The financial statements provided have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 3. Our conclusion is not modified with respect to the matter.

RNB Capital CPAS LLC

Indianapolis, IN
July 30, 2026

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	At March 31,	
	2026	**2025**
	reviewed	*reviewed*
Assets		
Current assets		
Cash and cash equivalents…	$ 49,097	$ 73,134
Accounts receivable, net…	138,655	76,123
Investments receivable…	4,000	-
Prepaid expenses…	1,287	-
Total current assets…	193,039	149,257
Non-current assets		
Intangible assets, net…	60,200	132,600
Goodwill…	864,000	864,000
Cryptocurrencies…	614,101	742,940
Right of use assets…	42,791	65,753
Total non-current assets…	1,581,092	1,805,293
Total assets…	$ 1,774,131	$ 1,954,550
Liabilities & Stockholders' Equity		
Current liabilities		
Lease liabilities, short term…	$ 24,109	$ 22,707
Due to related party…	53,871	168,097
Total current liabilities…	77,981	190,805
Non-current liabilities		
Lease liabilities, long term…	19,020	43,130
SAFERs…	122,700	122,700
Total non-current liabilities…	141,720	165,830
Total liabilities…	219,700	356,635
Stockholders' equity		
SAFEs & SAFE+Rs…	1,792,847	1,788,847
Common Stock		
As of March 31, 2026, 10,000,000 shares issued and outstanding with a par value of $0.001 per share, as of March 31, 2025, 1,000,000 shares issued and with a par value of $0.01 per share…	10,000	10,000
Additional paid-in capital…	1,592,444	1,316,740
Retained earnings (deficit)…	(1,840,860)	(1,517,673)
Total stockholders' equity…	1,554,430	1,597,915
Total liabilities & stockholders' equity…	$ 1,774,131	$ 1,954,550

See Notes to Financial Statements

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Operations

	Years ended March 31,	
	2026	**2025**
	reviewed	*reviewed*
Service revenues	$ 289,381	$ 482,235
Costs of services	-	-
Gross profit	289,381	482,235
Operating expenses		
Advertising & marketing	-	7,018
General & administrative	210,702	249,336
Personnel	204,534	307,752
Legal & professional	16,017	59,584
Amortization	72,400	72,400
Total operating expenses	503,652	696,090
Operating income (loss)	(214,271)	(213,855)
Other income		
Interest income	(71,506)	(897)
Unrealized gains	(283,565)	(17,566)
Unrealized losses	412,404	-
Other (income) expense, net	57,333	(18,463)
Pre-tax income (loss)	(271,604)	(195,392)
Incme tax expense (benefit)	-	-
Net income (loss)	$ (271,604)	$ (195,392)

See Notes to Financial Statements

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders' Equity

	SAFEs and SAFERs	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Retained earnings (deficit)	Total stockholders' equity
Balances at March 31, 2024 (reviewed)........	$ 1,758,847	1,000,000	$ 10,000	$ 372,410	$ (1,151,939)	$ 989,318
SAFEs….................................	30,000	-	-	-	-	30,000
Additional paid-in capital………..	-	-	0	773,530	-	773,530
Prior period adjustments………….	-	-	-	-	458	458
Net income (loss)………………..	-	-	-	-	(195,392)	(195,392)
Balances at March 31, 2025 (reviewed)........	$ 1,788,847	1,000,000	$ 10,000	$ 1,145,940	$ (1,346,873)	$ 1,597,915
SAFEs & SAFE+Rs………………..	4,000	-	-	-	-	4,000
Additional paid-in capital………..	-	-	-	275,704	-	275,704
Prior period adjustments………….	-	-	-	-	(51,584)	(51,584)
10-for-1 stock split……………….	-	9,000,000	-	-	-	-
Net income (loss)………………..	-	-	-	-	(271,604)	(271,604)
Balances at March 31, 2026 (reviewed)........	$ 1,792,847	10,000,000	$ 10,000	$ 1,421,644	$ (1,670,060)	$ 1,554,430

See Notes to Financial Statements

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows

	Years ended March 31,	
	2026	**2025**
	reviewed	*reviewed*
Cash flows from operating activities		
Net income (loss)... $	(271,604) $	(195,392)
Adjustments to reconcile net income (loss) to net cash provided by operations		
Prior period adjustments...	(51,584)	458
Amortization..	72,400	72,400
Accounts receivable, net...	(62,532)	(50,500)
Investments receivable...	(4,000)	-
Prepaid expenses..	(1,287)	-
Lease liabilities, net of rights of use.....................................	253	85
Cash provided by (used for) operating activities........................	(318,353)	(172,949)
Cash flows from investing activities		
Cryptocurrencies...	128,839	(742,940)
Cash provided by (used for) investing activities.........................	128,839	(742,940)
Cash flows from financing activities		
Due to related party..	(114,226)	17,029
SAFERs...	-	122,700
SAFEs & SAFE+Rs..	4,000	30,000
Additional paid-in capital..	275,704	773,530
Cash provided by (used for) financing activities........................	165,477	943,260
Net cash flow... $	(24,037) $	27,370
Cash		
Beginning of period.. $	73,134 $	45,763
Net cash flow..	(24,037)	27,370
End of period.. $	49,097 $	73,134
Supplemental Disclosures		
Cash paid for interest expense... $	- $	-
Cash paid for income taxes.. $	- $	-

See Notes to Financial Statements

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Notes to Financial Statements
For the fiscal years ended March 31, 2026 and 2025

Note 1. Organization & Nature of Operations

Silicon Prairie Holdings Inc. ("SPHI" or the "Company") was incorporated in Minnesota on January 19, 2017. The Company's proprietary software harnesses economy-of-scope for end-to-end "investor relations as a service". SPHI has expertise in blockchain, asset tokenization, and cryptocurrencies. It sells software as a service to other financial institutions and its subsidiaries help businesses raise capital, manage shareholders, and facilitate secondary sales of securities. The Company's wholly owned subsidiaries and key business lines are as follows:

- ***Silicon Prairie Portal & Exchange LLC*** ("SPPX"), formed in October 2016, is our proprietary technology platform. SPPX was merged into SPHI effective upon the holding company's formation. Our current products include investment portal software, an ACH electronic checking transaction system, a smart document automation tool called *Geppetto*™, a lead generation tool entitled *CrowdBuilder*™, and an analytics tool named *PanOpticon*™. In addition to using these tools in our own business, SPPX also licenses them to others.

- ***Silicon Prairie Capital Partners LLC*** ("SPCP") is a broker-dealer registered with the U.S. Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). SPCP is exempt from the requirements of the SEC's customer protection rule (Rule 15c3-3) since it does not take custody of any customer funds or securities. Formed as Witherspoon Capital Partners, LLC on February 18, 2015 in Delaware, the firm was acquired by SPHI on August 21, 2020 and the name was changed to Silicon Prairie Capital Partners, LLC.

  SPCP facilitates the private placement of securities through its crowdfunding portal, raises capital via best-efforts private placements of debt and equity with institutional investors and lenders, represents sellers in merger and acquisition transactions, and provides fee-based *MarketBuilder*™ securities disclosure and reporting services. In December 2022, SPCP received approval from the SEC to operate an *alternative trading system* or "ATS" to match buy and sell orders for secondary sales of private securities. SPCP generates revenue from commissions, advisory fees, and service fees.

  In addition to ongoing examination and reporting requirements, SPCP is subject to the SEC's Net Capital Rule (Rule 15c3-1) requiring minimum net capital (as defined) of at least $5,000 and a ratio of aggregate indebtedness (as defined) to net capital of less than 15 to 1. As of March 31, 2026 and 2025, SPCP had net capital of $20,151 and $22,719, respectively, each of which was greater than the required minimum. As of the same dates, SPCP had no liabilities and was therefore in compliance with the required ratio of aggregate indebtedness. Further, SPHI, SPCP's parent company, is prepared to provide additional capital in the future if needed to meet net capital requirements.

- ***Silicon Prairie Registrar & Transfer LLC*** ("SPRT"), also known as *Capsure*™, was formed in February 2018 as a Minnesota limited liability company and became a fully compliant securities transfer agent registered with, and regulated by, the SEC on March 30, 2018. Transfer agents maintain records of an issuer's securities ownership and determine if shares may be lawfully sold in a secondary transaction, that is, they help issuers manage their "cap tables". They may also handle investor communications and manage shareholder votes. SPRT generates revenue from service fees. SPRT is subject to annual reporting requirements to the SEC.

Note 2. Basis of Presentation & Significant Accounting Policies

Basis of Presentation - The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year ends on March 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation - The consolidated financial statements of SPHI include its wholly owned subsidiaries: SPCP, a Delaware entity formed on February 18, 2015; SPPX, a Minnesota entity formed in October 2016; and SPRT, a Minnesota entity formed in February 2018. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates & Assumptions - In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation, or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Revenue Recognition – The Company has adopted Accounting Standards Update ("ASU") 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers - Accounting Standards Codification Topic 606 ("ASC Topic 606") - and supersedes the revenue recognition guidance of ASC Topic 605. ASC Topic 606 outlines the following five-step process for revenue recognition:
*   Identification of the contract with a customer,
*   Identification of the performance obligations in the contract,
*   Determination of the transaction price,
*   Allocation of the transaction price to the performance obligations in the contract, and
*   Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company generates revenue from sign-up fees and success fees for portal-based securities offerings. Payments are generally collected at the time of service. Portal sign-up fees are often collected upfront, with the Company typically delivering on its performance obligations within 30 - 90 days, depending on client progress on required tasks. Success fees are recognized as closings occur over the course of the offering period. The Company's primary performance obligation is to provide advisory support and access to the securities offering portal.

The Company also generates revenue from investment banking advisory fees (retainers) and success fees. Payments are generally collected at the time of service or initiation of services. Retainer fees are earned for work performed each month, while success fees are recognized at the conclusion of the offering. The Company's primary performance obligation is to develop materials, support marketing efforts, and facilitate closing negotiations for client transactions.

Cash & Cash Equivalents – The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The

Company had $49,097 and $73,134 in total cash and cash equivalents as of March 31, 2026 and March 31, 2025, respectively.

As of March 31, 2026 and 2025, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits.

Concentrations of Credit Risk – The Company and its subsidiaries maintain all cash balances at one financial institution, which at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company's exposure is solely dependent upon its daily bank balance and the respective strength of the financial institution. The Company has not incurred any losses on these accounts.

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Accounts Receivable & Allowance for Uncollectible Accounts – From time to time, the Company may recognize an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact collectability of receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance.

At March 31, 2026 and 2025, the Company had $138,655 and $76,123, respectively, in outstanding trade accounts receivable. The Company does not believe any allowance for uncollectible accounts is necessary.

Customer Assets – From time to time, certain of the Company's subsidiaries may hold customer cash or securities in segregated accounts with partner custodians and these assets are not recorded on the Company's balance sheet.

Property & Equipment - Property and equipment are stated at cost, less accumulated depreciation and amortization. Cost includes expenditures that are directly attributable to the acquisition, construction, or installation of the asset and required to place the asset into service. The Company capitalizes property and equipment with an initial cost exceeding $5,000 and an estimated useful life of greater than one year. Expenditures below this threshold are expensed as incurred as are maintenance and repairs that do not extend the useful life or improve the asset's functionality.

For financial reporting purposes, depreciation and amortization is calculated using the straight-line method over the estimated useful lives of the related assets, beginning when the asset is placed into service. Residual values are estimated at acquisition and reviewed periodically.

Estimated useful lives are as follows:

Asset Class	Useful Life
Computer equipment	3–5 years
Office equipment	5–7 years
Furniture and fixtures	7–10 years
Leasehold improvements	shorter of useful life or lease term
Capitalized software	3–5 years

Leasehold improvements are capitalized and amortized over the shorter of the estimated useful life of the improvements or the remaining lease term, including reasonably certain renewal periods.

Purchased software and internally developed software meeting capitalization criteria per ASC 350-40, *Intangibles – Goodwill and Other Internal Use Software* ("ASC-350-40"), are recorded at cost and amortized on a straight-line basis over their estimated useful lives. Software maintenance, data feeds, cloud-based systems, and subscription-based arrangements (SaaS) are expensed as incurred.

Upon sale or retirement of property and equipment, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in earnings.

Advertising Costs - Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General & Administrative - General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Business Combinations - The Company accounts for business combinations in accordance with ASC 805, *Business Combinations* ("ASC 805"), which requires an acquirer to recognize and measure in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition at fair value at the transaction date. In addition, transaction costs are expensed as incurred.

Impairment of Long-Lived Assets - The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net undiscounted cash flows expected to be generated by the asset group. If such assets are deemed to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of, if any, are reported at the lower of the carrying amount or the fair value less costs to sell. To date, the Company has determined that no impairment of long-lived assets exists.

Fair Value of Financial Instruments – Guidance from the Financial Accounting Standards Board ("FASB") specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement).

The three levels of the fair value hierarchy are as follows:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments and other assets whose value is based on quoted market prices such as exchange-traded instruments, listed equities, and certain cryptocurrencies.

Level 2:   Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3:   Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes - The Company's fiscal year ends on March 31, while its income tax returns are filed on a cash calendar-year basis. Accordingly, the income tax provision for the period ended March 31, 2026 reflects activity through the tax year ended December 31, 2025.

The Company assesses its tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date.

In accordance with ASC 740-10, "Recognizing Uncertain Tax Positions", for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provisions promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the State of Minnesota which has a similar statute. As such, the tax years ending December 31, 2025, 2024, and 2023 are still open to examination.

Recent Accounting Pronouncements - The FASB periodically issues updated guidance or new accounting standards updates that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

Note 3. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company incurred net losses during the years ended March 31, 2026 and 2025 of $271,604 and $195,392, respectively, which, among other factors, introduces risk related to the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or sale of equity, its ability to increase revenues from its flagship products and services, and its ability to generate positive operating cash flow.

During fiscal 2026 and 2025, the Company raised $4,000 and $152,700, respectively, via the sale of SAFEs and SAFERs. During the same periods, the Company's principal shareholder also invested $275,704 and $773,530 of additional paid-in capital, respectively.

During its fiscal year ended March 31, 2026, the Company began offering up to $5,000,000 of its Series B SAFE+Rs. Beginning on January 5, 2026, the offering of up to $3,765,000 of these securities pursuant to Regulation D, Rule 506c commenced. On February 28, 2026, an offering under Regulation CF of up to $1,235,000 of Series B SAFE+Rs began.

See also Note 9. SAFE Agreements.

The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Note 4. Acquisitions

On September 29, 2021, the Company acquired substantially all of the business and assets of Miventure Holdings Inc., a Delaware corporation ("Miventure"), and its wholly owned subsidiaries Miventure, Inc., a Delaware corporation and Miventure Solutions LLC, a Delaware limited liability company. The purchase price was $1,250,000 and as payment, the Company issued the former owners of Miventure certain SAFEs (simple agreements for future equity). Miventure was a FINRA- and SEC-registered crowdfunding portal, and combined with SPHI, the companies provide a unique blend of advanced web and mobile crowdfunding technology.

The following table summarizes the assets acquired, the liabilities assumed, and the consideration transferred to acquire MV as well as the resulting goodwill amount:

	Seller's book values	Buyer's Fair Value adjustments	Buyer's Fair Values
Assets acquired			
Cash...	$ -	$ -	$ -
Other current assets...	-	-	-
Fixed assets, net...	-	-	-
Tangible assets..	-	-	-
Software..	6,806	343,194	350,000
Portal license..	-	36,000	36,000
Patents & trademarks...	1,890	(1,890)	-
Intangible assets...	8,696	377,304	386,000
Total assets acquired...	8,696	377,304	386,000
Liabilities assumed			
Payables & accruals..	-	-	-
Debt - short term...	-	-	-
Debt - long term..	-	-	-
Total liabilities assumed...	-	-	-
Fair value of assets acquired, net of liabilities assumed..			386,000
Consideration paid...			(1,250,000)
Bargain purchase (goodwill)...			$ (864,000)

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. In accordance with ASC 350-20-15-4, a private company or not-for-profit entity may elect an accounting alternative that simplifies subsequent measurement of goodwill, requiring amortization on a straight-line basis over a period not to exceed ten years and assessment for impairment upon the occurrence of a triggering event. The Company has elected not to adopt this goodwill alternative and, accordingly, does not amortize the goodwill acquired in the Miventure acquisition. The Company evaluates goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable, with any impairment losses recognized in earnings in the period incurred.

Note 5. Intangible Assets

Intangible assets consist of capitalized software, licenses, patents, and trademarks. Intangible assets are recorded at cost in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles—Goodwill and Other*, including ASC 350-40, *Internal-Use Software*. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, which range from five to fifteen years. Amortization expense is included in operating expenses.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment losses were recognized during the periods presented.

Intangible assets consist of the following as of the dates indicated:

	At March 31,		
	2026		2025
Software...	$ 350,000	$	350,000
Licenses, patents & trademarks...	36,000		36,000
Intangible assets, gross...	386,000		386,000
Less: accumulated amortization...	(325,800)		(253,400)
Intangible assets, net..	$ 60,200	$	132,600

Straight-line amortization periods for licenses, patents, and trademarks is 15 years, while that for internally developed software is generally 5 years. The Company has chosen not to amortize the goodwill acquired in the Miventure acquisition.

Amortization expense was $72,400 for each of the years ended March 31, 2026 and 2025, respectively. There was no impairment of goodwill during such periods.

Note 6. Digital Assets

The Company holds certain digital assets, including cryptocurrencies such as Bitcoin and Ethereum. Digital assets are initially recorded at cost on the trade date. After initial recognition, the Company measures its cryptocurrency holdings at fair value in accordance with ASC 820, *Fair Value Measurements* ("ASC-820")*,* with changes in fair value recognized in net income in the period in which they occur. Fair value is determined using quoted prices in active markets for identical assets and therefore these holdings are classified as Level 1 in the fair value hierarchy.

At March 31, 2026, the Company held a cryptocurrency portfolio with an aggregate cost of $725,374, contributed to the Company by its sole shareholder on March 9, 2025. During fiscal 2026, the Company neither sold nor bought any cryptocurrency. The fair value of these digital assets as of March 31, 2026 was approximately $614,101, resulting in an unrealized loss of $128,839 recognized in the consolidated statement of operations.

At March 31, 2025, the Company held a cryptocurrency portfolio with an aggregate cost of $725,374, contributed to the Company by its sole shareholder on March 9, 2025. The fair value of these digital assets as of March 31, 2025 was approximately $742,940, resulting in an unrealized gain of $17,566 recognized in the consolidated statement of operations.

Note 7. Income Taxes

The Company is subject to corporate income taxes in the United States and the State of Minnesota and is taxed as a C-Corporation. The Company's fiscal year ends on March 31. As of March 31, 2026, the Company has not yet filed its federal and state corporate income tax returns for the fiscal years ended March 31, 2025 and March 31, 2026.

The Company accounts for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes - Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The significant components of the Company's deferred tax assets and liabilities as of March 31, 2026, 2025, and 2024 are as follows (calculated at an estimated statutory corporate blended tax rate of 28.742% for 2026 and 2025, comprising a federal rate of 21.0% and a Minnesota rate of 9.8%, net of federal benefit, and 27.241% for the historical 2024 baseline):

	As of March 31,		
Deferred Tax Components	**2026**	**2025**	**2024**
Deferred tax assets			
Net operating loss carryforwards	$ 130,025	$ 88,991	$ 27,783
Unrealized investment losses	31,982	-	-
Gross deferred tax assets	162,007	88,991	27,783
Deferred tax liabilities			
Unrealized investment gains	-	(5,049)	-
Accelerated depreciation differences	(21,812)	(21,812)	(21,812)
Gross deferred tax liabilities	(21,812)	(26,861)	(21,812)
Net deferred tax assets before valuation allowance	140,195	62,130	5,971
Less: Valuation allowance	(140,195)	(62,130)	(5,971)
Net deferred tax assets (liabilities)	$ -	$ -	$ -

All deferred tax assets and liabilities are classified as noncurrent on the balance sheet and are offset within their respective tax jurisdictions.

Net Operating Losses - As of March 31, 2026, the Company has federal and state Net Operating Loss ("NOL") carryforwards of approximately $488,023 available to offset future taxable corporate income. This carryforward balance consists of approximately $132,300 from the period ended March 31, 2024, approximately $212,958 generated in the fiscal year ended March 31, 2025, and approximately $142,765 generated in the fiscal year ended March 31, 2026. Under current federal tax laws, corporate net operating losses generated in tax years ending after December 31, 2017 carry forward indefinitely. Under Minnesota tax laws, state NOLs generated in tax years beginning after December 31, 2019 also carry forward indefinitely. The federal and state utilization of these NOL carryforwards is limited to 80% of taxable income in any single tax year.

Valuation Allowance - In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the Company's history of recurring operating losses, management has determined that the realizability of its deferred tax assets is not sufficiently certain.

Accordingly, full valuation allowances of $140,195, $62,130, and $5,971 have been established against net deferred tax assets as of March 31, 2026, 2025, and 2024, respectively. The net change in the valuation allowance was an increase of $78,065 during the year ended March 31, 2026 and an increase of $56,159 during the year ended March 31, 2025.

Effective Tax Rate Reconciliation - For the years ended March 31, 2026, 2025, and 2024, the Company's effective income tax rate was 0.0%. The primary differences between the federal statutory corporate rate of 21.00% and the Minnesota state statutory rate of 9.80% (representing a combined blended statutory rate of 28.74% net of federal benefit) and the Company's effective tax rate are due to the full valuation allowance maintained against the Company's net deferred tax assets, as well as the tax effects of non-taxable unrealized gains and non-deductible unrealized losses which are unrecognized for tax purposes until realized.

Uncertain Tax Positions and Open Tax Years - The Company accounts for uncertain tax positions by recognizing the financial statement effects of a tax position only when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. As of March 31, 2026, the Company has not recognized any liabilities for unrecognized tax benefits, interest, or penalties. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits in operating expenses; no such interest or penalties were recognized during the years presented.

Because the Company has not yet filed its corporate income tax returns for the fiscal years ended March 31, 2026 and 2025, all tax years since inception remain open to examination by the Internal Revenue Service and the Minnesota Department of Revenue once those returns are filed. The final carryforward balances and temporary differences are subject to adjustment once the corresponding tax returns are filed and finalized.

Note 8. Commitments & Contingencies

Leases – On April 10, 2025, the Company entered into a sublease with Grove Bank for certain premises located at 5000 W. 36th Street, Suite 225, St. Louis Park MN 55416. The sublease is for 36 months, commenced on May 1, 2025, and expires on April 30, 2028. Among other things, the sublease calls for rent of $250/month.

On January 1, 2025, the Company entered into an amended and restated lease agreement for 1,418 square feet of office space expiring December 31, 2027. In addition to the base rent, the Company agreed to pay its proportionate share of the building's operating expenses.

Shown below are the Company's lease liabilities as of March 31, 2026 and 2025:

	For/at years ending Mar 31,	
	2026	**2025**
Lease Expense		
Operating lease expense…..…………………………………………………………………………	$ 28,154	$ 6,351
Total…..……………………………………………………………………	28,154	6,351
Other Information		
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases…..…………………………………………	$ 27,650	$ 6,267
Right-of-use assets obtained in exchange for new operating lease liabilities…..…………	$ 8,198	$ 71,333
Weighted average remaining lease term for operating leases…..………………………………	1.79 yrs	2.75 yrs
Weighted average discount rate for operating leasess…..……………………………………………	4.55%	4.57%
Maturity Analysis (for fiscal years ending March 31)		
2026…..……………………………………………………………………………	$ -	$ 25,150
2027…..……………………………………………………………………………	28,484	25,484
2028…..……………………………………………………………………………	22,310	19,310
2029…..……………………………………………………………………………	250	-
Total undiscounted cash flows…..…………………………………………………	51,044	69,944
Less: present value discount…..……………………………………………………	(1,932)	(4,108)
Total lease liabilities…..……………………………………………………………	$ 49,113	$ 65,836

Indemnification - In the normal course of its business, SPCP indemnifies and guarantees certain service providers against potential losses in connection with their acting as agent of, or providing services to, SPCP. The maximum potential payments that SPCP could be required to make under these indemnification agreements cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has therefore not recorded any contingent liabilities on its financial statements.

SPCP provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by breach of those representations and warranties. SPCP may provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in, or adverse application of, certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that SPCP could be required to make under these agreements cannot be estimated. However, SPCP believes it is unlikely it will have to make material payments under these arrangements and has therefore not recorded any contingent liabilities on its financial statements.

Litigation - From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

Note 9. SAFE Agreements

Since 2017, the Company has issued several series of Simple Agreements for Future Equity ("SAFEs") to investors. SAFEs are agreements that provide investors with the right to receive shares of a company's equity securities upon the occurrence of certain future events. Unlike convertible debt, they characteristically do not accrue interest or have a stated maturity. Key terms typically include:

- Automatic conversion into shares upon the occurrence of the next qualified equity financing, a liquidity event, or a dissolution event.
- SAFEs convert into shares at the lower of the price per share based on a *valuation cap* (which may be pre- or post-money) or a *discount* to the price paid by investors in the qualified financing.
- Upon conversion of a SAFE into equity securities, the carrying amount is reclassified to common or preferred stock, as applicable, and additional paid-in capital.
- In the event of a change of control or dissolution, holders are entitled to receive a cash payment equal to the greater of either their *pro rata* share of the purchase amount or the price they would have received if the SAFEs had converted into equity.
- Under GAAP, a SAFE is classified as *equity* if the instrument may only be settled by issuing shares, and there is no obligation to repay in cash or other assets. It is classified as a *liability* if it could result in a cash payment or otherwise fail the requirements for equity classification.

On February 28, 2026, pursuant to Reg CF, and January 5, 2026, pursuant to Reg D, Rule 506c, the Company commenced the offering of its *Series B Simple Agreements for Future Equity Plus Remarketing* (each individually, a "B SAFE+R", and collectively, the "B SAFE+Rs" or the "Series B"), a SAFE variant. Since the Company has no obligation to repay the Series B, it is characterized as equity.

The B SAFE+Rs include a provision pursuant to which the Company, at the request of the investor, will seek to remarket the security on their behalf if a qualified equity financing, liquidity event, or dissolution event has not occurred before a specific date (the "Option Date"). The B SAFE+Rs also have a *Post-Money Valuation Cap* of $25,000,000, a *Discount Rate* of 20%, and an *Option Date* of January 2, 2029. At a price (and minimum investment) of $250.00 per unit, the Reg CF offering seeks to raise a minimum of $25,000 (100 units) up to $1,235,000 (4,940 units). The Rule 506c offering is to accredited investors only, is priced at $1,000.00 per unit, and has a minimum investment of $5,000. The minimum offering is also $25,000 (25 units) with a maximum of $3,765,000 (3,765 units).

Effective on various dates in November 2025, pursuant to their terms, the Company amended its Series A, B, and MV SAFEs. Specifically, Series A and B were amended to clarify that the valuation cap of $10,000,000 was on a post-money basis. With respect to Series MV, the old form called for conversion into only preferred equity and required investors to represent that they were *accredited investors* as defined by Rule 501 of Regulation D promulgated by the SEC. The amended form permits conversion into the equity security offered in a qualified financing like the Company's other SAFEs and eliminates the accredited investor representation. In addition to the above substantive amendments, other minor edits and ministerial adjustments were also made.

On September 15, 2025, the Company issued $5,000 of Series T SAFEs to a consultant for services rendered.

As of March 31, 2026, the Company had issued $1,920,547 of SAFEs and SAFE+Rs, $1,797,847 of which were accounted for as equity and $122,700 were deemed to be liabilities. $635,547 of these securities were issued for cash, $1,250,000 as payment for the acquisition of Miventure, and $35,000 for services rendered.

Also, as of March 31, 2026, assuming a qualified financing of $5,000,000 at $1.349059/share, pre-money fully diluted shares outstanding of 12,800,000, and a post-money valuation of $25,000,000, the outstanding SAFEs would convert into 1,959,365 shares of common stock.

As of March 31, 2025, the Company had issued $1,911,547 of SAFEs, $1,788,847 of which were accounted for as equity and $122,700 were deemed to be liabilities. $631,547 were issued for cash, $1,250,000 as payment for the acquisition of Miventure, and $30,000 for services rendered.

Also, as of March 31, 2025, assuming a qualified financing of $5,000,000 at $13.560287/share, pre-money fully diluted shares outstanding of 1,280,000, and a post-money valuation of $25,000,000, the outstanding SAFEs would convert into 194,895 shares of common stock.

Series name	Offering dates	Security description	Offering's use of proceeds	Exemption from registration	Money raised to Mar 31, 2026
Series B SAFE+Rs	Close *tbd* Open *Feb 28, 2026*	SAFE+R with post-money valuation cap of $25m, discount rate of 20%, and 36 mo remarketing option	General corporate purposes	Reg CF	-
Series B SAFE+Rs	Close *tbd* Open *Jan 5, 2026*	SAFE+R with post-money valuation cap of $25m, discount rate of 20%, and 36 mo remarketing option	General corporate purposes	Reg D, Rule 506c	$4,000
Series T SAFEs	Close *ongoing* Open *Apr 8, 2024*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Team member compensation	Rule 701	$35,000
Series A SAFE+Rs	Close *Jul 25, 2024* Open *Jun 25, 2024*	SAFE+R with post-money valuation cap of $25m, discount rate of 20%, and 36 mo redemption option	General corporate purposes	existing investors	122,700
Series MV SAFEs	Close *Sep 29, 2021*	SAFE with post-money valuation cap of $25m, discount rate of 20%	Consideration for acquisition of Miventure	Section 4(a)(2)	1,250,000
Series B SAFEs	Close *Jan 15, 2021* Open *Jan 15, 2020*	SAFE with post-money valuation cap of $10m, discount rate of 20%	General corporate purposes	existing investors	274,047
Series A SAFEs	Close *Feb 16, 2018* Open *Feb 16, 2017*	SAFE with post-money valuation cap of $10m, discount rate of 20%	General corporate purposes	Mnvest	234,800
Total					$1,920,547

Note 10. Shareholders' Equity

As of March 31, 2025, SPHI was authorized to issue an aggregate of 10,000,000 shares, 1,000,000 of which were designated as voting common stock with a par value of $0.01 per share. The remaining shares were undesignated, and the board of directors had the authority to designate more than one class and more than one series of shares and to fix the relative rights and preferences of any such different class or series.

During the period from its inception on January 19, 2017 to March 31, 2025, the Company issued an aggregate of 1,000,000 common shares and no preferred shares. In addition, the Company has granted options to purchase 280,000 common shares.

Effective November 3, 2025, the Company amended its certificate of incorporation to increase its authorized capital stock from 10,000,000 shares up to 100,000,000 shares, 1,000,000 of which were designated as Common Stock. The remaining authorized shares were undesignated as to class or series, and the Board of Directors was authorized, subject to the provisions of the articles of incorporation and applicable law, to establish, from time to time, by resolution duly adopted and filed as required by law, one or more classes or series of shares out of the undesignated shares, and to fix the designations, preferences, limitations, and relative rights of such classes or series.

Pursuant to a resolution effective November 3, 2025, the Company designated an additional 74,000,000 shares of its capital stock as Common Stock, leaving the remaining 25,000,000 shares undesignated. Except as expressly otherwise provided or as required by law, all shares designated as "Common" shall have the same rights and privileges and rank equally, share ratably, and be identical in all respects as to all matters, including, without limitation, rights to dividends and distributions, rights upon liquidation, dissolution or winding up, and rights in respect of any consolidation, merger, or reorganization.

Also effective as of November 3, 2025, three classes of common stock were created – Class A Founders Voting Common Stock (the "Class A Common"), Class B Voting Common Stock (the "Class B Common"), and Class C Non-Voting Common Stock (the "Class C Common"). Holders of Class A and Class B Common shares are entitled to five votes and one vote, respectively, while holders of Class C Common may not vote. Each Class A share shall be convertible into one Class B share at the option of the holder and automatically converted into one Class B share upon the closing of the Company's first priced equity financing.

Effective November 3, 2025, the Company split its issued and outstanding voting common stock and options on a 10-for-1 basis. Concurrently, the Company also designated the issued and outstanding common as Class A Common (1,000,000 shares and 5,000,000 votes, pre-split, and 10,000,000 shares and 50,000,000 votes, post-split) and the common stock underlying the options as Class B Common (280,000 shares, pre-split, and 2,800,000 shares, post-split), resulting in 12,800,000 common and common-equivalent shares outstanding.

Also effective November 3, 2025, 15,000,000 common shares were reserved for issuance under the terms of the 2025 Equity Incentive Plan (the "Plan"). The Plan is intended to help the Company attract and retain the best available talent and to encourage the highest level of performance by affording eligible employees and independent contractors the opportunity to acquire a proprietary interest in the Company through the grant of stock options, restricted stock, or stock appreciation rights. The Board has complete discretion and authority to administer the Plan and determine all provisions of any grants, for example, shares underlying grants may be designated as Class A or Class B Common.

Equity Based Compensation - The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation* ("ASC 718"). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity* ("ASC 505"). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

The following stock options were granted and are outstanding as follows:

	Option shares	Weighted average exercise price	Weighted average intrinsic value
Options outstanding as of April 1, 2024...	280,000	1.00	-
Granted...	-	-	-
Exercised..	-	-	-
Expired or cancelled..	-	-	-
Options outstanding as of March 31, 2025......................................	280,000	$ 1.00	$ -
Granted...	-	-	-
Exercised..	-	-	-
Expired or cancelled..	-	-	-
10-for-1 stock split...	2,520,000	(0.90)	
Options exercisable as of March 31, 2026.......................................	2,800,000	$ 0.10	$ -

Of the options outstanding as of March 31, 2026, all are fully vested and have a weighted average contractual term remaining of 11 months.

Note 11. Related Party Transactions

The Company follows ASC 850, *Related Party Disclosures* ("ASC 850") for the identification of related parties and disclosure of related party transactions.

The Company utilizes certain office and aviation-related facilities owned by Little Duke Aviation LLC, ("LDA") an entity wholly owned by the Company's shareholder, David V. Duccini. These facilities are separate from the office space subject to the lease described in Note 8 and are provided on an informal, cancellable-at-will basis. LDA does not charge the Company rent, utilities, or any other fees for the use of these facilities, and accordingly no amounts have been recognized in the accompanying financial statements for such items for the years ended March 31, 2026 and 2025. Management believes that the terms of this arrangement are more favorable than those that would be available from an unrelated third party and, because the arrangement is cancellable and the fair value of the services received cannot be reliably estimated, the Company has not recognized any related expense or liability.

Net of repayments, the Company incurred certain operating expenses during the years ended March 31, 2026 and 2025 that were paid by Mr. Duccini, the Company's Founder and Chief Executive Officer, on its behalf. These payments resulted in related-party payables to Mr.

Duccini totaling $53,871 as of March 31, 2026 and $168,097 as March 31, 2025, which are classified as due on demand, unsecured, and non-interest-bearing.

Note 12. Subsequent Events

The Company has evaluated events after March 31, 2026 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 29, 2026, the date these financial statements were available to be issued.

Between March 31 and July 29, 2026, the Company issued $71,000 of B SAFE+Rs for cash, all of which were accounted for as equity.

Supplemental Information

The following supplemental information has been prepared by management and has not been audited or reviewed by the Company's independent accountants. Accordingly, no assurance of any sort is provided with respect to this information.

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidating Balance Sheet as of March 31, 2026

	As of March 31, 2026					
	SPHI	SPCP	SPRT	SPPX	Eliminations	SPHI Consolidated
Assets						
Current assets						
Cash & cash equivalents…………………	$ 28,324	$ 20,151	$ 200	$ 422	$ -	$ 49,097
Trade accounts receivable, net……………	32,155	59,000	9,000	38,500	-	138,655
Investments receivable…………………	4,000	-	-	-	-	4,000
Prepaid expenses…………………………	-	1,287	-	-	-	1,287
Intercompany receivables………………	-	35,320	49,818	7,418	(92,556)	-
Total current assets…………………	64,479	115,758	59,018	46,340	(92,556)	193,039
Intangible assets						
Software development costs………………	350,000	-	-	-	-	350,000
Licenses, patents & trademarks……………	36,000	-	-	-	-	36,000
Goodwill…………………………………	864,000	-	-	-	-	864,000
Accumulated amortization………………	(325,800)	-	-	-	-	(325,800)
Intangible assets, net…………………	924,200	-	-	-	-	924,200
Other assets						
Cryptocurrencies………………………	614,101	-	-	-	-	614,101
Right of use assets……………………	42,791	-	-	-	-	42,791
Investment in subsidiaries & other…………	127,607	-	-	-	(127,607)	-
Total other assets…………………	784,499	-	-	-	(127,607)	656,892
Total assets………………………	$ 1,773,178	$ 115,758	$ 59,018	$ 46,340	$ (220,163)	$ 1,774,131
Liabilities & Stockholders' Equity						
Current liabilities						
Lease liabilities, short term………………	$ 24,109	$ -	$ -	$ -	$ -	$ 24,109
Due to related party……………………	53,871	-	-	-	-	53,871
Intercompany payables…………………	92,556				(92,556)	-
Total current liabilities…………………	170,537	-	-	-	(92,556)	77,981
Long term liabilities						
Lease liabilities, long term………………	19,020	-	-	-	-	19,020
SAFERs…………………………………	122,700	-	-	-	-	122,700
Total long term liabilities………………	141,720	-	-	-	-	141,720
Total liabilities………………………	312,256	-	-	-	(92,556)	219,700
Stockholders' equity						
SAFEs & SAFE+Rs………………………	1,792,847	-	-	-	-	1,792,847
Common Stock…………………………	10,000	127,607	-	-	(127,607)	10,000
Additional paid-in capital………………	1,421,644	-	-	-	--	1,421,644
Retained earnings (deficit)………………	(1,763,569)	(11,849)	59,018	46,340	-	(1,670,060)
Total equity………………………	1,460,922	115,758	59,018	46,340	(127,607)	1,554,430
Total liabilities and equity………………	$ 1,773,178	$ 115,758	$ 59,018	$ 46,340	$ (220,163)	$ 1,774,131

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidating Statement of Operations for the year ended March 31, 2026

| | For year ended March 31, 2026 | | | | | |
	SPHI	SPCP	SPRT	SPPX	Eliminations	SPHI Consolidated
Revenue						
Advisory Fees..	$ -	$ 88,000	$ -	$ -	$ -	$ 88,000
Commissions..	-	107,382	-	-	-	107,382
Service Fees - Issuers............................	-	-	16,500	-	-	16,500
Sales..	-	-	-	8,500	-	8,500
Subscription Revenue.............................	-	-	-	36,000	-	36,000
Advertising & Affilliate Revenue................	-	-	-	1,621	-	1,621
Other...	31,409	(531)	500	-	-	31,378
Revenue, net......................................	31,409	194,851	17,000	46,121	-	289,381
Operating expenses						
Advertising & marketing...........................	-	-	-	-	-	-
Automobile..	-	-	-	-	-	-
Bad debt...	-	10,000	-	-	-	10,000
Bank charges & fees...............................	4,364	620	(20)	-	-	4,964
Business licenses & permits......................	-	-	-	-	-	-
Insurance..	1,671	1,132	-	-	-	2,803
Meals & entertainment............................	-	-	-	-	-	-
Miscellaneous & other.............................	91,666	-	15,000	-	-	106,666
Office supplies & services........................	-	-	-	-	-	-
Personnel - independent contractors.........	202,457	2,077	-	-	-	204,534
Personnel - owner's pay & personal expense	-	-	-	-	-	-
Personnel - stock options.........................	-	-	-	-	-	-
Professional fees - accounting...................	-	10,957	-	-	-	10,957
Professional fees - consulting....................	-	-	-	-	-	-
Professional fees - legal...........................	-	5,060	-	-	-	5,060
Regulatory fees.......................................	-	13,847	-	-	-	13,847
Rents & leases..	35,383	-	-	-	-	35,383
Repairs & maintenance............................	-	-	-	-	-	-
Small equipment......................................	-	-	-	-	-	-
Subscriptions - research...........................	-	24,501	-	-	-	24,501
Subscriptions - software..........................	4,200	-	-	-	-	4,200
Telecommunications.................................	8,339	-	-	-	-	8,339
Travel...	-	-	-	-	-	-
Utilities...	-	-	-	-	-	-
Depreciation...	-	-	-	-	-	-
Amortization..	72,400	-	-	-	-	72,400
Total operating expenses.........................	420,479	68,193	14,980	-	-	503,652
Operating income (loss).....................	(389,071)	126,658	2,020	46,121	-	(214,271)
Other income and expense						
Interest income.......................................	(0)	(225)	(71,281)	-	-	(71,506)
Interest expense.....................................	-	-	-	-	-	-
Other income..	-	-	-	-	-	-
Other expense..	-	-	-	-	-	-
Unrealized gains......................................	(283,565)	-	-	-	-	(283,565)
Unrealized losses....................................	412,404	-	-	-	-	412,404
Other (income) expense, net...................	128,839	(225)	(71,281)	-	-	57,333
Pre-tax income (loss).........................	(517,909)	126,884	73,301	46,121	-	(271,604)
Income tax provision (benefit).................	-	-	-	-	-	-
Net income (loss)..............................	$ (517,909)	$ 126,884	$ 73,301	$ 46,121	$ -	$ (271,604)

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidating Balance Sheet as of March 31, 2025

	SPHI	SPCP	SPRT	SPPX	Eliminations	SPHI Consolidated
As of March 31, 2025						
Assets						
Current assets						
Cash & cash equivalents………………………	$ 12,653	$ 22,874	$ 37,388	$ 218	$ -	$ 73,134
Trade accounts receivable, net………………	40,123	36,000	-	-	-	76,123
Investments receivable…………………………	-	-	-	-	-	-
Prepaid expenses………………………………	-	-	-	-	-	-
Intercompany receivables……………………	-	-	-	-	-	-
Total current assets……………………………	52,776	58,874	37,388	218	-	149,257
Intangible assets						
Software development costs…………………	350,000	-	-	-	-	350,000
Licenses, patents & trademarks……………	36,000	-	-	-	-	36,000
Goodwill………………………………………	864,000	-	-	-	-	864,000
Accumulated amortization…………………	(253,400)	-	-	-	-	(253,400)
Intangible assets, net………………………	996,600	-	-	-	-	996,600
Other assets						
Cryptocurrencies……………………………	742,940	-	-	-	-	742,940
Right of use assets…………………………	65,753	-	-	-	-	65,753
Investment in subsidiaries & other…………	127,407	-	-	-	(127,407)	-
Total other assets……………………………	936,100	-	-	-	(127,407)	808,693
Total assets………………………………	$ 1,985,476	$ 58,874	$ 37,388	$ 218	$ (127,407)	$ 1,954,550
Liabilities & Stockholders' Equity						
Current liabilities						
Lease liabilities, short term………………	$ 22,707	$ -	$ -	$ -	$ -	$ 22,707
Due to related party………………………	168,097	-	-	-	-	168,097
Intercompany payables……………………	-	-	-	-	-	-
Total current liabilities…………………	190,805	-	-	-	-	190,805
Long term liabilities						
Lease liabilities, long term………………	43,130	-	-	-	-	43,130
SAFERs………………………………………	122,700	-	-	-	-	122,700
Total long term liabilities………………	165,830	-	-	-	-	165,830
Total liabilities…………………………	356,635	-	-	-	-	356,635
Stockholders' equity						
SAFEs & SAFE+Rs…………………………	1,788,847	-	-	-	-	1,788,847
Common Stock……………………………	10,000	127,607	-	-	(127,607)	10,000
Additional paid-in capital………………	1,145,940	--	--	--	--	1,145,940
Retained earnings (deficit)……………	(1,315,946)	(68,733)	37,388	218	200	(1,346,873)
Total equity………………………………	1,628,841	58,874	37,388	218	(127,407)	1,597,915
Total liabilities and equity……………	$ 1,985,476	$ 58,874	$ 37,388	$ 218	$ (127,407)	$ 1,954,550

SILICON PRAIRIE HOLDINGS, INC. AND SUBSIDIARIES
Consolidating Statement of Operations for the year ended March 31, 2025

	SPHI	SPCP	SPRT	SPPX	Eliminations	SPHI Consolidated
			For year ended March 31, 2025			
Revenue						
Advisory Fees..	$ -	$ 124,400	$ -	$ -	$ -	$ 124,400
Commissions...	-	3,325	-	-	-	3,325
Service Fees - Issuers...............................	-	-	-	-	-	-
Sales..	286,181	-	65,329	2,999	-	354,510
Subscription Revenue................................	-	-	-	-	-	-
Advertising & Affilliate Revenue.................	-	-	-	-	-	-
Other..	-	-	-	-	-	-
Revenue, net......................................	286,181	127,725	65,329	2,999	-	482,235
Operating expenses						
Advertising & marketing............................	7,018	-	-	-	-	7,018
Automobile..	-	-	-	-	-	-
Bad debt...	-	10,000	-	-	-	10,000
Bank charges & fees.................................	8,180	1,971	-	-	-	10,151
Business licenses & permits.......................	-	553	-	-	-	553
Insurance..	4,334	-	-	-	-	4,334
Meals & entertainment..............................	5,556	-	-	-	-	5,556
Miscellaneous & other..............................	53,264	9,501	(584)	3,487	-	65,668
Office supplies & services..........................	5,405	-	-	-	-	5,405
Personnel - independent contractors..........	239,044	38,277	-	-	-	277,321
Personnel - owner's pay & personal expense	30,429	-	-	-	-	30,429
Personnel - stock options.........................	-	-	-	-	-	-
Professional fees - accounting...................	-	13,462	-	-	-	13,462
Professional fees - consulting....................	34,122	2,000	-	-	-	36,122
Professional fees - legal...........................	10,000	-	-	-	-	10,000
Regulatory fees..	1,400	19,759	-	-	-	21,159
Rents & leases...	25,026	-	-	-	-	25,026
Repairs & maintenance.............................	-	-	-	-	-	-
Small equipment......................................	4,624	-	-	-	-	4,624
Subscriptions - research............................	47,806	16,817	-	-	-	64,623
Subscriptions - software...........................	(5,620)	-	-	-	-	(5,620)
Telecommunications.................................	6,392	-	-	-	-	6,392
Travel...	22,410	-	-	-	-	22,410
Utilities...	9,055	-	-	-	-	9,055
Depreciation..	-	-	-	-	-	-
Amortization..	72,400	-	-	-	-	72,400
Total operating expenses........................	580,845	112,340	(584)	3,487	-	696,088
Operating income (loss)........................	(294,664)	15,385	65,913	(488)	-	(213,853)
Other income and expense						
Interest income..	(674)	(223)	-	-	-	(897)
Interest expense......................................	-	-	-	-	-	-
Other income...	-	-	-	-	-	-
Other expense...	-	-	-	-	-	-
Unrealized gains......................................	(17,566)	-	-	-	-	(17,566)
Unrealized losses.....................................	-	-	-	-	-	-
Other (income) expense, net...................	(18,240)	(223)	-	-	-	(18,463)
Pre-tax income (loss)..........................	(276,424)	15,608	65,913	(488)	-	(195,390)
Income tax provision (benefit).................	-	-	-	-	-	-
Net income (loss)................................	$ (276,424)	$ 15,608	$ 65,913	$ (488)	$ -	$ (195,390)